UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated July 23, 2015.

2.              Q2 2015 Financial Information

3.              Announcements regarding transactions in ABB Ltd’s Securities made by the directors or the members of the Executive Committee.

The information provided by Items 1 and 2 above is deemed filed for all purposes under the Securities Exchange Act of 1934.

2

ABB: Steady execution in challenging markets

Zurich, Switzerland, July 23, 2015: Second-quarter highlights

•             Orders reflect challenging market dynamics (-4%)1,2

•             Continued revenue growth (+3%)

•             Operational EBITA margin 11.7%, up 100 basis points, led by progress in Power Systems turnaround, cost and productivity measures

•             9% growth in operational earnings per share (constant currency)2

•             Financials impacted by currency translation due to strong appreciation of US dollar

•             Steady execution of Next Level strategy supports results

“We continued to drive our Next Level strategy, generating higher revenue and operational earnings per share against significant market headwinds,” said CEO Ulrich Spiesshofer.

“As anticipated, our order development reflects a tougher market environment and weaker demand in oil and gas, China and the US compared to a strong second quarter last year,” he said. “Focusing on relentless execution and the turnaround in Power Systems, we expanded our operational EBITA margin, with improved profitability in three divisions. Increasing revenues towards the end of the quarter resulted in higher receivables and lower associated cash from operations. Targeted measures to increase productivity and simplify the organization are bearing fruit, resulting in increased customer engagement and additional cost savings.

“We expect continued hard-weather sailing but the execution of our Next Level strategy will enable us to stay on course,” Spiesshofer said. “We remain committed to driving profitable growth and sustainable value creation in line with our targets.”

Key Figures

			Change				Change
($ in millions, unless otherwise indicated)	Q2 2015	Q2 2014	US$	Like-for- like[2]	H1 2015	H1 2014	US$	Like-for- like[2]
Orders	8,996	10,567	-15%	-4%	19,400	20,925	-7%	+6%
Revenues	9,165	10,190	-10%	+3%	17,720	19,661	-10%	+3%
Operational EBITA[3]	1,058	1,094	-3%	+8%	2,007	2,133	-6%	+7%
as % of operational revenues[2]	11.7%	10.7%			11.4%	10.8%
Net income	588	636	-8%		1,152	1,180	-2%
Basic EPS ($)	0.26	0.28	-5%[4]		0.51	0.51	0%[4]
Operational EPS[2] ($) (constant currency basis)	0.33	0.30	+9%[4]		0.64	0.60	+8%[4]
Cash flow from operating activities	598	888	-33%		651	843	-23%

Short-term outlook

Macroeconomic and geopolitical developments are signaling a mixed picture with continued uncertainty. Some macroeconomic signs in the US remain positive and growth in China is expected to continue, although at a slower pace than in 2014. The market remains impacted by modest growth in Europe and geopolitical tensions in various parts of the world. Current oil prices and foreign exchange translation effects are expected to continue to influence the company’s results.

1 Growth rates for orders and revenues on a like-for-like basis (local currency adjusted for acquisitions and divestitures). US$ growth rates are presented in the Key Figures table.

2 For a reconciliation of non-GAAP measures, see “Supplemental Reconciliations and Definitions” in the attached Q2 2015 Financial Information.

3 For a reconciliation of Operational EBITA to Income from continuing operations before taxes see Note 12 to the Interim Consolidated Financial Information (unaudited).

4 EPS growth rates are computed using unrounded amounts. Operational EPS growth is in constant currency.

Q2 2015 Group Results

Market overview

Demand in ABB’s three major customer sectors was generally softer than in the first quarter, reflecting ongoing macro uncertainty and challenges in many markets. Utilities remained cautious but continued to make selective investments in infrastructure-critical power transmission projects. For example, ABB won large orders in the United Kingdom and France to connect offshore wind farms to the mainland grid, and an $85-million substation order in Qatar to support the integration of a new power and seawater desalination plant into the national grid.

Demand from industrial customers varied by sector and region. Continued low oil prices in the quarter resulted in reduced discretionary spending by oil and gas customers. The need for flexible automation solutions in industry was an important demand driver in the quarter, especially in food and beverage and in the automotive sector, where ABB won a $52-million order for fast, flexible and high-efficiency welding robots for Changan Ford Automobile in China.

The infrastructure and transportation market was mixed, with strong demand for rail solutions, mainly driven by the increasing demand for high-efficiency and low environmental impact commuter solutions. For example, the company won orders valued at $90 million in the quarter from Stadler Rail in Switzerland to supply high-efficiency rail equipment for commuter trains in Europe and the US. Construction markets were mixed, with generally lower demand in China.

Orders

Total orders received in the quarter were 4 percent lower on a like-for-like basis (15 percent lower in US dollars). The appreciation of the US dollar in Q2 2015 versus the prior year period resulted in a negative translation impact on reported orders of 9 percent; divestitures had a negative impact of 2 percent.

Base orders (below $15 million) decreased 2 percent (14 percent lower in US dollars) compared with a strong second quarter of 2014. Base orders increased in Low Voltage Products and were steady in Power Products, while declining in the remaining divisions. Large orders (above $15 million) decreased 13 percent (22 percent lower in US dollars) compared with the same quarter of 2014 when ABB won a $400-million power transmission order in Canada. Large orders represented 12 percent of total orders compared with 14 percent in the same quarter a year ago.

Geographically, orders grew in Europe, led by double-digit growth in countries such as Italy, the UK, Norway, Switzerland and Sweden. Orders declined in the Americas compared to a strong quarter in the previous-year, in which both large and base orders grew significantly. In Asia, the Middle East and Africa (AMEA), orders were steady as increases in several countries, such as India, Saudi Arabia, the UAE and Australia, offset lower demand in China as a result of slower growth in sectors such as utilities, construction and process industries.

Service orders were steady in the quarter and represented 18 percent of total orders compared with 17 percent a year ago.

The order backlog at the end of June 2015 amounted to $26 billion, an increase of 9 percent (down 4 percent in US dollars) compared to the end of the same quarter in 2014.

The book-to-bill2 ratio in the second quarter decreased to 0.98x compared with 1.04x in the same quarter a year earlier. For the first six months, book-to-bill increased to 1.09x from 1.06x in the same period in 2014 and was above 1.0x in all divisions.

Revenues

Revenues grew 3 percent on a like-for-like basis (down 10 percent in US dollars) in the second quarter, and were steady to higher in all divisions, mainly reflecting successful execution of the stronger opening order backlog compared with the same period in 2014. The appreciation of the US dollar in Q2 2015 versus the prior year period resulted in a negative translation impact on reported revenues of 10 percent; divestitures had a negative impact of 3 percent.

Total service revenues increased 9 percent (down 7 percent in US dollars) and reached 17 percent of total revenues, up from 16 percent in the same quarter a year earlier.

Operational EBITA

Operational EBITA increased 8 percent on a like-for-like basis and was higher in Low Voltage Products and Process Automation, as well as Power Systems, which returned to profitability compared to a loss in the second quarter of 2014, supported by progress on the ‘step change’ program. On a US-dollar basis, operational EBITA was down due to currency translation effects of approximately 10 percent and impacts from divestments of approximately 1 percent.

The operational EBITA margin increased 100 basis points to 11.7 percent, led by continued operational improvements in Power Systems, strong execution of higher-margin projects in Process Automation, positive volume effects from growth initiatives in Low Voltage Products and ongoing cost savings. The operational EBITA margin in Discrete Automation and Motion decreased mainly due to a decline in the share of higher-margin standard products in total revenues resulting from soft demand in the oil and gas sector in recent quarters. In Power Products, the operational EBITA margin declined slightly, mainly as the result of costs associated with the ramp-up of new production facilities in key markets.

Operational EPS and net income

Operational EPS5 on a constant currency basis increased 9 percent to $0.33 versus $0.30 in the second quarter of 20146. Basic earnings per share amounted to $0.26 in the second quarter compared to $0.28 in the same quarter a year earlier. Net income for the quarter decreased 8 percent to $588 million and was negatively impacted by significant foreign exchange translation effects.

Cash flow

ABB reported positive cash flow from operating activities of $598 million in the second quarter compared with $888 million in the same quarter of 2014. The decline was partly the result of an increase in revenues towards the end of the quarter that resulted in higher receivables compared with the same quarter in 2014. Higher tax payments in the quarter also contributed to the decline.

Next Level Strategy Implementation

In the second quarter, ABB continued to implement the Next Level strategy announced last September aimed at accelerating sustainable value creation from its leading power and automation portfolio. The strategy builds on ABB’s three focus areas of profitable growth, relentless execution and business-led collaboration.

5 For a reconciliation of non-GAAP measures, see “Supplemental Reconciliations and Definitions” in the attached Q2 2015 Financial Information.

6 Operational EPS growth is computed using unrounded amounts on a constant currency basis

Profitable growth

In the second quarter of 2015, ABB continued to drive growth through increased market penetration in targeted geographic and industry segments. For example, order growth was supported by initiatives in the Low Voltage Products division to increase the penetration of new sales channels, such as OEMs (Original Equipment Manufacturers). ABB continued to implement its cross-business initiative in Germany to improve its position in the large mechanical engineering sector by combining solutions from the Low Voltage Products and Discrete Automation and Motion businesses to deliver complete manufacturing cells using robotics, motors, drives, PLCs (programmable logic controllers) and safety equipment.

Innovation continued to be a focus for growth and the company introduced a variety of new products, including the successful launch of a new HVDC cable designed to support the development of long-distance on-shore power transmission in Germany as part of that country’s ambitious plans to integrate renewable power generation into its grid.

Expansion into new high-growth markets is another driver of profitable growth. The Low Voltage Products division, for example, continued to expand its position in the home automation segment in the quarter with the roll-out in Asia of its free@home smart home offering to easily automate as many as 60 functions, such as lights, heating and ventilation, and security systems. The company is also expanding its customer offering to the European food and beverage sector, delivering for example motors, low-voltage switches and medium-voltage equipment to ensure high-quality power supplies for food packaging applications.

Relentless execution

ABB continued to implement its ‘step change’ program in PS to return the division to higher and more consistent profitability. Further milestones were achieved in the execution of three offshore wind power projects and the company’s exit from the solar EPC (engineering, procurement and construction) business was completed. The ongoing shift in the division’s risk profile is reflected in orders in the quarter for HVDC technology in Europe and gas-insulated switchgear and substations in the Middle East, where ABB has both a technology lead and a proven execution track record.

General and administrative expenses (G&A) were reduced by approximately $90 million in local currencies in the quarter. Supply management actions, such as reducing the number of suppliers, integrating supply management into product design and supplier development, and further building the supply base in low-cost countries, contributed to total savings within the committed range of 3-5 percent of cost of sales.

Business-led collaboration

Further steps were taken in the quarter to increase the focus on the company’s markets and customers and to simplify how the organization works together externally and internally, including the opening of regional shared services centers in Estonia and India.

Shareholder returns

ABB announced a $4-billion share buyback program in September 2014 in line with the Next Level strategy to accelerate sustained value creation. During the second quarter of 2015, ABB purchased approximately 23 million shares under the program with a buyback value of approximately $500 million. Since the program was announced, the company has purchased a total of approximately 77 million shares with a buyback value of approximately $1.7 billion.

Active portfolio development

ABB further focused its portfolio in the second quarter with the announced divestiture of its US high-voltage cable factory. The transaction, which is in line with the Next Level strategy to shift the company’s center of gravity towards higher growth, lower risk and greater competitiveness, is expected to be completed in the third quarter of this year.

Board changes

Shareholders at ABB’s annual general meeting on April 30, 2015, approved the nomination of Peter Voser to succeed Hubertus von Grünberg as Chairman of the Board of Directors. Voser was CEO of Royal Dutch Shell from 2009 until the end of 2013. From 2002 to 2004, Voser was CFO of ABB and a key leader behind the successful turnaround and repositioning of the company for long-term profitable growth. Voser also brings a wealth of experience as a Board member of publicly listed companies such as Roche, UBS and Aegon.

Shareholders also approved the appointment of David Constable as a new Board member. Constable is the President and CEO of Sasol Limited, a leading international integrated energy and chemicals company.

Outlook

Macroeconomic and geopolitical developments are signaling a mixed picture with continued uncertainty. Some macroeconomic signs in the US remain positive and growth in China is expected to continue, although at a slower pace than in 2014. The market remains impacted by modest growth in Europe and geopolitical tensions in various parts of the world. Current oil prices and foreign exchange translation effects are expected to continue to influence the company’s results.

The long-term demand outlook in ABB’s three major customer sectors—utilities, industry, and transport and infrastructure—remains positive. Key drivers are the big shift in the electricity value chain, industrial productivity improvements through the internet of things, services and people and Industry 4.0, as well as rapid urbanization and the need for energy efficiency in transport and infrastructure.

ABB is well positioned to tap these opportunities for long-term profitable growth with its strong market presence, broad geographic and business scope, technology leadership and financial strength.

Q2 Divisional Performance

($ in millions,		Change			Change
unless otherwise indicated)	Orders	US$	Like-for- like	Revenues	US$	Like-for- like	Operational EBITA %	Change		Cash from operations	Change
Discrete Automation & Motion	2,428	-9%	0%	2,348	-8%	+2%	14.5%	-1.2	pts	261	-30%
Low Voltage Products	1,703	-12%	+2%	1,731	-11%	+4%	16.8%	+0.2	pts	259	-5%
Process Automation	1,580	-23%	-10%	1,660	-17%	-1%	12.4%	+1.0	pts	88	-57%
Power Products	2,533	-8%	0%	2,399	-10%	-1%	12.6%	-0.3	pts	207	+10%
Power Systems	1,374	-22%	-12%	1,634	-10%	+4%	2.7%	+5.8	pts	71	+31%
Corporate & other (incl inter-division elimination)	(622)			(607)						(288)
ABB Group	8,996	-15%	-4%	9,165	-10%	+3%	11.7%	+1.0	pts	598	-33%

Discrete Automation and Motion:

Higher large orders in the quarter, driven by demand for energy-efficient rail solutions, offset lower base orders for standard products, such as motors and drives used in the oil and gas and other process industries, especially in the US and China. Revenues increased on execution of the stronger order backlog, mainly in the rail sector and robotics. The operational EBITA margin decreased mainly due to a decline in the share of higher-margin standard products in total revenues resulting from soft demand in the oil and gas sector in recent quarters.

Low Voltage Products:

Orders increased due to the success of growth initiatives to increase the penetration of key sales channels and to expand into high-growth markets, such as building automation. This more than offset the impact of challenging market conditions in China and the US. Sales of Thomas & Betts products outside North America and the division’s growth focus in emerging markets also supported the order increase. Revenues were up in all regions, driven by both the product and systems businesses. The higher operational EBITA margin mainly reflects a combination of increased like-for-like revenues and cost saving measures.

Process Automation:

The decline in orders mainly reflects lower discretionary spending in the oil and gas sector, as well as a decline in oil and gas-related marine orders, such as drilling ships. Mining and metals orders remained at low levels. These trends were reflected in the regional order development, with declines in the Americas linked to mining demand in South America and shale-gas in North America; marine orders in AMEA; and offshore oil and gas in Europe. Revenues were flat while the operational EBITA margin increased, mainly due to the successful completion of a number of higher-margin projects from the backlog during the quarter.

Power Products:

Both large and base orders remained steady in the quarter, as selective investments by utility and industry customers continued. Higher orders in Europe, led by Germany, Italy and the UK, offset order declines in the Americas and AMEA. Revenues were also stable. The slight operational EBITA margin decline was due to ramp-up costs associated with new production facilities in key markets.

Power Systems:

Orders declined compared with the same quarter of 2014 when the division won a $400-million power transmission order in Canada. Increased orders in Europe and AMEA—led by the Middle East—mostly offset order declines in the Americas. Revenue growth was mainly driven by strong execution of the solid order backlog. Operational EBITA and the related margin increased as the result of ongoing ‘step change’ measures and continued cost savings to return the division to higher and more consistent profitability.

More information

The Q2 2015 results press release and presentation slides are available on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a conference call for the media today starting at 9:00 a.m. Central European Time (CET) (8:00 a.m. GMT, 3:00 a.m. EST). The event will be accessible by conference call. U.K. callers should dial +44 203 059 58 62. From Sweden, the number is +46 85 051 00 31, and from the rest of Europe, +41 58 310 50 00. Callers from the US and Canada should +1 866 291 41 66 (toll-free) or +1 631 570 56 13 (local tariff). Lines will be open 15 minutes before the start of the conference. Audio playback of the call will be available one hour after the call and available for 24 hours: Playback numbers: +44 207 108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 631 982 4566 (U.S./Canada). The code is 19729 followed by the # key.

A conference call for analysts and investors is scheduled to begin today at 3:00 p.m. CET (2:00 p.m. GMT, 9:00 a.m. EST). Callers should dial +1 866 291 41 66 from the US/Canada (toll-free), +1 631 570 5613 (US/Canada local tariff), +44 203 059 58 62 from the U.K., +46 8 5051 00 31 from Sweden or +41 58 310 50 00 from the rest of the world. Callers are requested to phone in 10 minutes before the start of the call. The call will also be accessible on the ABB website and a recorded session will be available as a podcast one hour after the end of the conference call and can be downloaded from our website.

Investor calendar 2015

Capital Markets Day, London	September 9, 2015
Third-quarter 2015 results	October 21, 2015
Fourth-quarter 2015 results	February 3, 2016

ABB (www.abb.com) is a leader in power and automation technologies that enable utility, industry, and transport and infrastructure customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in roughly 100 countries and employs about 140,000 people.

Important notice about forward-looking information

This press release includes forward-looking information and statements as well as other statements concerning the outlook for our business, including those in the Short-term outlook and Outlook sections of this release. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans,” “is likely” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, raw materials availability and prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

Zurich, July 23, 2015

Ulrich Spiesshofer, CEO

For more information please contact:

Media Relations	Investor Relations	ABB Ltd
Thomas Schmidt, Antonio Ligi,	Tel. +41 43 317 71 11	Affolternstrasse 44
Sandra Wiesner	investor.relations@ch.abb.com	8050 Zurich
Tel: +41 43 317 7111		Switzerland
media.relations@ch.abb.com

Q2 2015 Financial Information Power and productivity for a better world TM ABB

Financial Information 03 Key Figures 08 Interim Consolidated Financial Information (unaudited) 08 Interim Consolidated Income Statements 09 Interim Condensed Consolidated Statements of Comprehensive Income 10 Interim Consolidated Balance Sheets 11 Interim Consolidated Statements of Cash Flows 12 Interim Consolidated Statements of Changes in Stockholders’ Equity 13 Notes to the Interim Consolidated Financial Information 30 Supplemental Reconciliations and Definitions

ABB

Key Figures

($ in millions, unless otherwise indicated)	Q2 2015	Q2 2014	Change US$	Change Like-for-like[1]
Orders	8,996	10,567	-15%	-4%
Revenues	9,165	10,190	-10%	3%
Operational EBITA[2]	1,058	1,094	-3%	8%
as % of operational revenues[1]	11.7%	10.7%		
Net income	588	636	-8%	
Basic earnings per share ($)	0.26	0.28	-5%[3]	
Operational earnings per share[1] ($) (constant currency basis)	0.33	0.30	9%[3]	
Cash flow from operating activities	598	888	-33%	

($ in millions, unless otherwise indicated)	H1 2015	H1 2014	Change US$	Change Like-for-like[1]
Orders	19,400	20,925	-7%	6%
Revenues	17,720	19,661	-10%	3%
Operational EBITA[2]	2,007	2,133	-6%	7%
as % of operational revenues[1]	11.4%	10.8%		
Net income	1,152	1,180	-2%	
Basic earnings per share ($)	0.51	0.51	0%[3]	
Operational earnings per share[1] ($) (constant currency basis)	0.64	0.60	8%[3]	
Cash flow from operating activities	651	843	-23%	

[1] For a reconciliation of non-GAAP measures see "Supplemental Reconciliations and Definitions" on page 30.
[2] For a reconciliation of Operational EBITA to Income from continuing operations before taxes see Note 12 to the Interim Consolidated Financial Information (unaudited).
[3] EPS growth rates are computed using unrounded amounts. Operational EPS growth is in constant currency.

3 Q2 2015 | Financial Information

($ in millions, unless otherwise indicated)		Q2 2015	Q2 2014	Change US$	Change Local	Change Like-for-like
Orders	ABB Group	8,996	10,567	-15%	-6%	-4%
	Discrete Automation and Motion	2,428	2,667	-9%	0%	0%
	Low Voltage Products	1,703	1,939	-12%	-2%	2%
	Process Automation	1,580	2,044	-23%	-12%	-10%
	Power Products	2,533	2,766	-8%	0%	0%
	Power Systems	1,374	1,767	-22%	-12%	-12%
	Corporate and Other (incl. inter-division eliminations)	(622)	(616)			
Order backlog (end June)	ABB Group	26,028	27,089	-4%	8%	9%
	Discrete Automation and Motion	4,761	4,896	-3%	7%	7%
	Low Voltage Products	978	1,170	-16%	-7%	1%
	Process Automation	5,709	5,858	-3%	14%	16%
	Power Products	8,170	8,454	-3%	7%	7%
	Power Systems	8,721	9,177	-5%	9%	9%
	Corporate and Other (incl. inter-division eliminations)	(2,311)	(2,466)			
Revenues	ABB Group	9,165	10,190	-10%	0%	3%
	Discrete Automation and Motion	2,348	2,543	-8%	2%	2%
	Low Voltage Products	1,731	1,936	-11%	0%	4%
	Process Automation	1,660	2,012	-17%	-5%	-1%
	Power Products	2,399	2,662	-10%	-1%	-1%
	Power Systems	1,634	1,810	-10%	4%	4%
	Corporate and Other (incl. inter-division eliminations)	(607)	(773)			
Operational EBITA	ABB Group	1,058	1,094	-3%	7%	8%
	Discrete Automation and Motion	339	399	-15%	-7%	-7%
	Low Voltage Products	289	321	-10%	2%	5%
	Process Automation	204	229	-11%	0%	4%
	Power Products	301	343	-12%	-4%	-4%
	Power Systems	42	(57)	n.a.	n.a.	n.a.
	Corporate and Other (incl. inter-division eliminations)	(117)	(141)			
Operational EBITA %	ABB Group	11.7%	10.7%			
	Discrete Automation and Motion	14.5%	15.7%			
	Low Voltage Products	16.8%	16.6%			
	Process Automation	12.4%	11.4%			
	Power Products	12.6%	12.9%			
	Power Systems	2.7%	-3.1%			
Income from operations	ABB Group	961	1,052			
	Discrete Automation and Motion	293	349			
	Low Voltage Products	263	400			
	Process Automation	193	217			
	Power Products	300	319			
	Power Systems	35	(90)			
	Corporate and Other (incl. inter-division eliminations)	(123)	(143)			
Income from operations %	ABB Group	10.5%	10.3%			
	Discrete Automation and Motion	12.5%	13.7%			
	Low Voltage Products	15.2%	20.7%			
	Process Automation	11.6%	10.8%			
	Power Products	12.5%	12.0%			
	Power Systems	2.1%	-5.0%			
Cash flow from operating activities	ABB Group	598	888			
	Discrete Automation and Motion	261	374			
	Low Voltage Products	259	273			
	Process Automation	88	206			
	Power Products	207	189			
	Power Systems	71	54			
	Corporate and Other (incl. inter-division eliminations)	(288)	(208)			

4 Q2 2015 | **Financial Information**

($ in millions, unless otherwise indicated)		H1 2015	H1 2014	Change US$	Change Local	Change Like-for-like
Orders	ABB Group	19,400	20,925	-7%	3%	6%
	Discrete Automation and Motion	4,997	5,483	-9%	0%	0%
	Low Voltage Products	3,406	3,914	-13%	-3%	2%
	Process Automation	3,501	4,048	-14%	-1%	3%
	Power Products	5,189	5,491	-5%	4%	4%
	Power Systems	3,768	3,257	16%	34%	34%
	Corporate and Other (incl. inter-division eliminations)	(1,461)	(1,268)			
Order backlog (end June)	ABB Group	26,028	27,089	-4%	8%	9%
	Discrete Automation and Motion	4,761	4,896	-3%	7%	7%
	Low Voltage Products	978	1,170	-16%	-7%	1%
	Process Automation	5,709	5,858	-3%	14%	16%
	Power Products	8,170	8,454	-3%	7%	7%
	Power Systems	8,721	9,177	-5%	9%	9%
	Corporate and Other (incl. inter-division eliminations)	(2,311)	(2,466)			
Revenues	ABB Group	17,720	19,661	-10%	0%	3%
	Discrete Automation and Motion	4,619	4,924	-6%	3%	3%
	Low Voltage Products	3,286	3,818	-14%	-4%	2%
	Process Automation	3,239	3,955	-18%	-6%	-3%
	Power Products	4,674	5,053	-8%	2%	2%
	Power Systems	3,106	3,418	-9%	4%	4%
	Corporate and Other (incl. inter-division eliminations)	(1,204)	(1,507)			
Operational EBITA	ABB Group	2,007	2,133	-6%	4%	7%
	Discrete Automation and Motion	657	751	-13%	-3%	-3%
	Low Voltage Products	532	620	-14%	-3%	4%
	Process Automation	396	474	-16%	-7%	-4%
	Power Products	554	647	-14%	-6%	-6%
	Power Systems	75	(111)	n.a.	n.a.	n.a.
	Corporate and Other (incl. inter-division eliminations)	(207)	(248)			
Operational EBITA %	ABB Group	11.4%	10.8%			
	Discrete Automation and Motion	14.3%	15.3%			
	Low Voltage Products	16.2%	16.2%			
	Process Automation	12.3%	12.0%			
	Power Products	11.9%	12.8%			
	Power Systems	2.4%	-3.2%			
Income from operations	ABB Group	1,820	1,907			
	Discrete Automation and Motion	593	675			
	Low Voltage Products	480	656			
	Process Automation	379	436			
	Power Products	540	591			
	Power Systems	39	(192)			
	Corporate and Other (incl. inter-division eliminations)	(211)	(259)			
Income from operations %	ABB Group	10.3%	9.7%			
	Discrete Automation and Motion	12.8%	13.7%			
	Low Voltage Products	14.6%	17.2%			
	Process Automation	11.7%	11.0%			
	Power Products	11.6%	11.7%			
	Power Systems	1.3%	-5.6%			
Cash flow from operating activities	ABB Group	651	843			
	Discrete Automation and Motion	484	668			
	Low Voltage Products	249	246			
	Process Automation	152	301			
	Power Products	287	248			
	Power Systems	(76)	(249)			
	Corporate and Other (incl. inter-division eliminations)	(445)	(371)			

5 Q2 2015 | **Financial Information**

Operational EBITA

($ in millions, unless otherwise indicated)	ABB		Discrete Automation and Motion		Low Voltage Products		Process Automation		Power Products		Power Systems	
	Q2 15	Q2 14	Q2 15	Q2 14	Q2 15	Q2 14	Q2 15	Q2 14	Q2 15	Q2 14	Q2 15	Q2 14
Revenues	9,165	10,190	2,348	2,543	1,731	1,936	1,660	2,012	2,399	2,662	1,634	1,810
FX/commodity timing differences in total revenues	(100)	56	(3)	(4)	(9)	2	(21)	5	(8)	1	(56)	52
Operational revenues	9,065	10,246	2,345	2,539	1,722	1,938	1,639	2,017	2,391	2,663	1,578	1,862
Income (loss) from operations	961	1,052	293	349	263	400	193	217	300	319	35	(90)
Acquisition-related amortization	80	96	33	35	26	33	3	3	2	5	13	14
Restructuring and restructuring-related expenses	58	40	25	13	1	4	20	4	9	15	4	5
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	39	(114)	–	2	–	(108)	12	2	1	6	31	(9)
FX/commodity timing differences in income from operations	(80)	20	(12)	–	(1)	(8)	(24)	3	(11)	(2)	(41)	23
Operational EBITA	1,058	1,094	339	399	289	321	204	229	301	343	42	(57)
Operational EBITA margin (%)	11.7%	10.7%	14.5%	15.7%	16.8%	16.6%	12.4%	11.4%	12.6%	12.9%	2.7%	-3.1%

($ in millions, unless otherwise indicated)	ABB		Discrete Automation and Motion		Low Voltage Products		Process Automation		Power Products		Power Systems	
	H1 15	H1 14	H1 15	H1 14	H1 15	H1 14	H1 15	H1 14	H1 15	H1 14	H1 15	H1 14
Revenues	17,720	19,661	4,619	4,924	3,286	3,818	3,239	3,955	4,674	5,053	3,106	3,418
FX/commodity timing differences in total revenues	(137)	61	(37)	(10)	(5)	3	(28)	1	(25)	(3)	(40)	71
Operational revenues	17,583	19,722	4,582	4,914	3,281	3,821	3,211	3,956	4,649	5,050	3,066	3,489
Income (loss) from operations	1,820	1,907	593	675	480	656	379	436	540	591	39	(192)
Acquisition-related amortization	163	197	65	69	51	63	6	7	5	10	27	36
Restructuring and restructuring-related expenses	84	87	28	14	7	12	21	24	20	23	8	13
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	50	(103)	–	(1)	1	(104)	11	3	2	11	31	(8)
FX/commodity timing differences in income from operations	(110)	45	(29)	(6)	(7)	(7)	(21)	4	(13)	12	(30)	40
Operational EBITA	2,007	2,133	657	751	532	620	396	474	554	647	75	(111)
Operational EBITA margin (%)	11.4%	10.8%	14.3%	15.3%	16.2%	16.2%	12.3%	12.0%	11.9%	12.8%	2.4%	-3.2%

Depreciation and Amortization

($ in millions, unless otherwise indicated)	ABB		Discrete Automation and Motion		Low Voltage Products		Process Automation		Power Products		Power Systems	
	Q2 15	Q2 14	Q2 15	Q2 14	Q2 15	Q2 14	Q2 15	Q2 14	Q2 15	Q2 14	Q2 15	Q2 14
Depreciation	192	215	36	41	41	45	15	18	44	48	19	23
Amortization	101	118	36	38	27	31	4	4	4	7	18	24
including total acquisition-related amortization of	*80*	*96*	*33*	*35*	*26*	*33*	*3*	*3*	*2*	*5*	*13*	*14*

($ in millions, unless otherwise indicated)	ABB		Discrete Automation and Motion		Low Voltage Products		Process Automation		Power Products		Power Systems	
	H1 15	H1 14	H1 15	H1 14	H1 15	H1 14	H1 15	H1 14	H1 15	H1 14	H1 15	H1 14
Depreciation	384	428	73	81	83	91	29	35	88	96	39	45
Amortization	204	238	73	75	54	62	9	10	8	14	37	49
including total acquisition-related amortization of	*163*	*197*	*65*	*69*	*51*	*63*	*6*	*7*	*5*	*10*	*27*	*36*

6 Q2 2015 | **Financial Information**

Orders received and revenues by region

($ in millions, unless otherwise indicated)	Orders received		Change			Revenues		Change		
	Q2 15	Q2 14	*US$*	*Local*	*Like-for-like*	Q2 15	Q2 14	*US$*	*Local*	*Like-for-like*
Europe	2,809	3,275	-14%	5%	7%	2,949	3,629	-19%	0%	2%
The Americas	2,615	3,536	-26%	-22%	-19%	2,706	2,942	-8%	-2%	2%
Asia, Middle East and Africa	3,572	3,756	-5%	1%	1%	3,510	3,619	-3%	4%	5%
ABB Group	8,996	10,567	-15%	-6%	-4%	9,165	10,190	-10%	0%	3%

($ in millions, unless otherwise indicated)	Orders received		Change			Revenues		Change		
	H1 15	H1 14	*US$*	*Local*	*Like-for-like*	H1 15	H1 14	*US$*	*Local*	*Like-for-like*
Europe	6,771	7,166	-6%	16%	18%	5,753	7,004	-18%	0%	2%
The Americas	5,354	6,299	-15%	-10%	-7%	5,358	5,674	-6%	0%	5%
Asia, Middle East and Africa	7,275	7,460	-2%	4%	5%	6,609	6,983	-5%	1%	2%
ABB Group	19,400	20,925	-7%	3%	6%	17,720	19,661	-10%	0%	3%

7 Q2 2015 | Financial Information

Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Income Statements (unaudited)

($ in millions, except per share data in $)	Six months ended Jun. 30, 2015	Six months ended Jun. 30, 2014	Three months ended Jun. 30, 2015	Three months ended Jun. 30, 2014
Sales of products	14,762	16,479	7,632	8,542
Sales of services	2,958	3,182	1,533	1,648
Total revenues	17,720	19,661	9,165	10,190
Cost of products	(10,711)	(12,059)	(5,517)	(6,265)
Cost of services	(1,788)	(1,990)	(928)	(1,040)
Total cost of sales	(12,499)	(14,049)	(6,445)	(7,305)
Gross profit	5,221	5,612	2,720	2,885
Selling, general and administrative expenses	(2,687)	(3,082)	(1,378)	(1,575)
Non-order related research and development expenses	(676)	(755)	(346)	(390)
Other income (expense), net	(38)	132	(35)	132
Income from operations	1,820	1,907	961	1,052
Interest and dividend income	38	38	19	21
Interest and other finance expense	(159)	(172)	(88)	(88)
Income from continuing operations before taxes	1,699	1,773	892	985
Provision for taxes	(493)	(541)	(263)	(316)
Income from continuing operations, net of tax	1,206	1,232	629	669
Income (loss) from discontinued operations, net of tax	2	(2)	(2)	(1)
Net income	1,208	1,230	627	668
Net income attributable to noncontrolling interests	(56)	(50)	(39)	(32)
Net income attributable to ABB	1,152	1,180	588	636
Amounts attributable to ABB shareholders:				
Income from continuing operations, net of tax	1,150	1,182	590	637
Net income	1,152	1,180	588	636
Basic earnings per share attributable to ABB shareholders:				
Income from continuing operations, net of tax	0.51	0.51	0.26	0.28
Net income	0.51	0.51	0.26	0.28
Diluted earnings per share attributable to ABB shareholders:				
Income from continuing operations, net of tax	0.51	0.51	0.26	0.28
Net income	0.51	0.51	0.26	0.28
Weighted-average number of shares outstanding (in millions) used to compute:				
Basic earnings per share attributable to ABB shareholders	2,241	2,298	2,232	2,295
Diluted earnings per share attributable to ABB shareholders	2,246	2,306	2,238	2,302

See Notes to the Interim Consolidated Financial Information

8 Q2 2015 | Financial Information

ABB Ltd Interim Condensed Consolidated Statements of Comprehensive Income (unaudited) Six months ended Three months ended ($ in millions) Jun. 30, 2015 Jun. 30, 2014 Jun. 30, 2015 Jun. 30, 2014 Total comprehensive income, net of tax 859 1,146 943 657 Total comprehensive income attributable to noncontrolling interests, net of tax (52) (46) (35) (31) Total comprehensive income attributable to ABB shareholders, net of tax 807 1,100 908 626 See Notes to the Interim Consolidated Financial Information 9 Q2 2015 | Financial Information

ABB Ltd Interim Consolidated Balance Sheets (unaudited) ($ in millions, except share data) Jun. 30, 2015 Dec. 31, 2014 Cash and equivalents 3,954 5,443 Marketable securities and short-term investments 1,233 1,325 Receivables, net 11,071 11,078 Inventories, net 5,458 5,376 Prepaid expenses 304 218 Deferred taxes 798 902 Other current assets 782 644 Total current assets 23,600 24,986 Property, plant and equipment, net 5,327 5,652 Goodwill 9,870 10,053 Other intangible assets, net 2,519 2,702 Prepaid pension and other employee benefits 71 70 Investments in equity-accounted companies 163 177 Deferred taxes 467 511 Other non-current assets 676 701 Total assets 42,693 44,852 Accounts payable, trade 4,564 4,765 Billings in excess of sales 1,505 1,455 Short-term debt and current maturities of long-term debt 1,342 353 Advances from customers 1,512 1,624 Deferred taxes 221 289 Provisions for warranties 1,079 1,148 Other provisions 1,596 1,689 Other current liabilities 4,232 4,257 Total current liabilities 16,051 15,580 Long-term debt 6,646 7,312 Pension and other employee benefits 2,292 2,394 Deferred taxes 1,122 1,165 Other non-current liabilities 1,576 1,586 Total liabilities 27,687 28,037 Commitments and contingencies Stockholders’ equity: Capital stock and additional paid-in capital (2,314,743,264 issued shares at June 30, 2015, and December 31, 2014) 1,441 1,777 Retained earnings 19,720 19,939 Accumulated other comprehensive loss (4,586) (4,241) Treasury stock, at cost (94,058,531 and 55,843,639 shares at June 30, 2015, and December 31, 2014, respectively) (2,034) (1,206) Total ABB stockholders’ equity 14,541 16,269 Noncontrolling interests 465 546 Total stockholders’ equity 15,006 16,815 Total liabilities and stockholders’ equity 42,693 44,852 See Notes to the Interim Consolidated Financial Information 10 Q2 2015 | Financial Information

ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited) Six months ended Three months ended ($ in millions) Jun. 30, 2015 Jun. 30, 2014 Jun. 30, 2015 Jun. 30, 2014 Operating activities: Net income 1,208 1,230 627 668 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation and amortization 588 666 293 333 Pension and other employee benefits 27 (22) 13 6 Deferred taxes (19) (16) (50) (3) Net loss (gain) from sale of property, plant and equipment (19) (14) (9) (6) Net loss (gain) from sale of businesses (4) (130) – (130) Net loss (gain) from derivatives and foreign exchange (92) 106 (88) 52 Other 90 42 64 27 Changes in operating assets and liabilities: Trade receivables, net (419) (195) (318) (93) Inventories, net (301) (361) 59 (138) Trade payables (39) 74 (18) 265 Accrued liabilities (186) (148) (1) 69 Billings in excess of sales 119 (191) 104 (33) Provisions, net (107) (197) (34) (98) Advances from customers (58) (16) (13) (75) Income taxes payable and receivable (88) 32 (37) (16) Other assets and liabilities, net (49) (17) 6 60 Net cash provided by operating activities 651 843 598 888 Investing activities: Purchases of marketable securities (available-for-sale) (862) (427) (393) (343) Purchases of short-term investments (481) (443) (22) (5) Purchases of property, plant and equipment and intangible assets (358) (420) (182) (217) Acquisition of businesses (net of cash acquired) and increases in cost- and equity-accounted companies (41) (17) (5) (14) Proceeds from sales of marketable securities (available-for-sale) 359 25 347 11 Proceeds from maturity of marketable securities (available-for-sale) 494 136 219 68 Proceeds from short-term investments 512 188 336 165 Proceeds from sales of property, plant and equipment 24 22 18 12 Proceeds from sales of businesses (net of transaction costs and cash disposed) and cost- and equity-accounted companies 1 403 1 401 Other investing activities 200 52 102 (10) Net cash provided by (used in) investing activities (152) (481) 421 68 Financing activities: Net changes in debt with original maturities of 90 days or less 416 738 252 (250) Increase in debt 51 35 11 32 Repayment of debt (62) (19) (48) (6) Delivery of shares 107 26 107 25 Purchases of treasury stock (898) (282) (497) (282) Dividends paid (1,357) (1,841) (1,357) (1,841) Dividends paid to noncontrolling shareholders (105) (93) (92) (86) Other financing activities 6 (20) (1) (29) Net cash used in financing activities (1,842) (1,456) (1,625) (2,437) Effects of exchange rate changes on cash and equivalents (146) 22 89 28 Net change in cash and equivalents – continuing operations (1,489) (1,072) (517) (1,453) Cash and equivalents, beginning of period 5,443 6,021 4,471 6,402 Cash and equivalents, end of period 3,954 4,949 3,954 4,949 Supplementary disclosure of cash flow information: Interest paid 130 150 77 83 Taxes paid 616 523 360 325 See Notes to the Interim Consolidated Financial Information 11 Q2 2015 | Financial Information

ABB Ltd Interim Consolidated Statements of Changes in Stockholders' Equity (unaudited)

			Accumulated other comprehensive loss								
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders' equity	Noncontrolling interests	Total stockholders' equity
Balance at January 1, 2014	1,750	19,186	(431)	7	(1,610)	22	(2,012)	(246)	18,678	530	19,208
Comprehensive income:											
Net income		1,180							1,180	50	1,230
Foreign currency translation adjustments, net of tax of $(8)			(88)				(88)		(88)	(4)	(92)
Effect of change in fair value of available-for-sale securities, net of tax of $0				3			3		3		3
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax of $19					33		33		33		33
Change in derivatives qualifying as cash flow hedges, net of tax of $(5)						(28)	(28)		(28)		(28)
Total comprehensive income									1,100	46	1,146
Dividends paid to noncontrolling shareholders									–	(131)	(131)
Dividends paid		(1,841)							(1,841)		(1,841)
Share-based payment arrangements	39								39		39
Purchase of treasury stock								(282)	(282)		(282)
Delivery of shares	(14)							40	26		26
Other	2								2		2
Balance at June 30, 2014	1,777	18,525	(519)	10	(1,577)	(6)	(2,092)	(488)	17,722	445	18,167

($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders' equity	Noncontrolling interests	Total stockholders' equity
Balance at January 1, 2015	1,777	19,939	(2,102)	13	(2,131)	(21)	(4,241)	(1,206)	16,269	546	16,815
Comprehensive income:											
Net income		1,152							1,152	56	1,208
Foreign currency translation adjustments, net of tax of $(3)			(459)				(459)		(459)	(4)	(463)
Effect of change in fair value of available-for-sale securities, net of tax of $1				(4)			(4)		(4)		(4)
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax of $45					116		116		116		116
Change in derivatives qualifying as cash flow hedges, net of tax of $0						2	2		2		2
Total comprehensive income									807	52	859
Dividends paid to noncontrolling shareholders									–	(133)	(133)
Dividends paid		(1,317)							(1,317)		(1,317)
Reduction in nominal value of common shares payable to shareholders	(349)	(54)							(403)		(403)
Share-based payment arrangements	30								30		30
Purchases of treasury stock								(952)	(952)		(952)
Delivery of shares	(17)							124	107		107
Balance at June 30, 2015	1,441	19,720	(2,561)	9	(2,015)	(19)	(4,586)	(2,034)	14,541	465	15,006

See Notes to the Interim Consolidated Financial Information

12 Q2 2015 | Financial Information

Notes to the Interim Consolidated Financial Information (unaudited) Note 1 The Company and basis of presentation ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global company in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customer s who generate, convert, transmit, distribute and consume energy. The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report for the year ended December 31, 2014. The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The most significant, difficult and subjective of such accounting assumptions and estimates include: - assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects, - estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, regulatory and other proceedings, - assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets, - recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions), - growth rates, discount rates and other assumptions used in testing goodwill for impairment, - assumptions used in determining inventory obsolescence and net realizable value, - estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations, - growth rates, discount rates and other assumptions used to determine impairment of long-lived assets, and - assessment of the allowance for doubtful accounts. The actual results and outcomes may differ from the Company’s estimates and assumptions. A portion of the Company’s activities (primarily long -term construction activities) has an operating cycle that exceeds one year. For classification of current assets and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current. In the opinion of management, the unaudited Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods. Management considers all such adjustments to be of a normal recurring nature. The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated. Certain amounts have been reclassified from Other non-current assets to Long-term debt in the Consolidated Balance Sheets at December 31, 2014, as a result of the early adoption of an accounting standard update on the presentation of debt issuance costs (see Note 2). In the Consolidated Statements of Cash Flows certain amounts reported for prior periods in the Interim Consolidated Financial Information have been reclassified to conform to the current period presentation. These reclassifications were within Net cash provided by operating activities. Note 2 Recent accounting pronouncements Applicable for current periods Simplifying the presentation of debt issuance costs In April 2015, an accounting standard update was issued to simplify the presentation of debt issuance costs. Under the update, the Company presents debt issuance costs related to a recognized debt liability in the balance sheet as a direct deduction from the carrying amount of that debt liability rather than as a non-current asset. The existing recognition and measurement guidance for debt issuance costs is not affected by this accounting standard update. The Company has elected to early adopt the updated accounting standard in the second quarter of 2015. In connection with the adoption of the updated accounting standard, deferred debt issuance costs of $26 million were reclassified from "Other non-current assets" to "Long-term debt" at December 31, 2014. Applicable for future periods Revenue from contracts with customers In May 2014, an accounting standard update was issued to clarify the principles for recognizing revenues from contracts with customers. The update, which supersedes substantially all existing revenue recognition guidance, provides a single comprehensive model for recognizing revenues on the transfer of promised goods or services to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Under the standard it is possible that more judgments and estimates would be required than under existing standards, including identifying the separate performance obligations in a contract, estimating any variable consideration elements, and allocating the transaction price to each separate performance obligation. The update also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. 13 Q2 2015 | Financial Information

The update is effective for the Company for annual and interim periods beginning January 1, 2017, and is to be applied either (i) retrospectively to each prior reporting period presented, with the option to elect certain defined practical expedients, or (ii) retrospectively with the cumulative effect of initially applying the update recognized at the date of adoption in retained earnings (with additional disclosure as to the impact on individual financial statement lines affected). On July 9, 2015, the Financial Accounting Standards Board voted to defer the effective date by one year to December 15, 2017, for interim and annual reporting periods beginning after that date and permitted early adoption of the standard, but not before the original effective date of December 15, 2016. The Company is currently evaluating the impact of this update (which would be effective for periods beginning January 1, 2018) on its consolidated financial statements.

Disclosures for investments in certain entities that calculate net asset value per share (or its equivalent)

In May 2015, an accounting standard update was issued regarding fair value disclosures for certain investments. Under the update, the Company would no longer categorize within the fair value hierarchy investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the Company has elected to measure the fair value using that practical expedient. This update is effective for the Company for annual and interim periods beginning January 1, 2016, with early adoption permitted, and is applicable retrospectively. The Company is currently evaluating the impact of this update on its consolidated financial statements.

Note 3 Business divestments

For both the six and three months ended June 30, 2014, the Company recorded net gains of $130 million in "Other income (expense), net" and tax expense of $69 million in "Provision for taxes", relating to the divestment of consolidated businesses. There were no significant amounts recognized in the six and three months ended June 30, 2015.

Note 4 Cash and equivalents, marketable securities and short-term investments

Current assets

Cash and equivalents, marketable securities and short-term investments consisted of the following:

	June 30, 2015					
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,690			1,690	1,690	–
Time deposits	2,360			2,360	2,242	118
Other short-term investments	235			235	–	235
Debt securities available-for-sale:						
U.S. government obligations	136	2	(1)	137	–	137
Other government obligations	2	–	–	2	–	2
Corporate	657	3	(1)	659	22	637
Equity securities available-for-sale	95	9	–	104	–	104
Total	5,175	14	(2)	5,187	3,954	1,233

	December 31, 2014					
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	2,218			2,218	2,218	–
Time deposits	3,340			3,340	3,140	200
Other short-term investments	225			225	–	225
Debt securities available-for-sale:						
U.S. government obligations	135	2	(1)	136	–	136
Other government obligations	2	–	–	2	–	2
Corporate	734	4	(1)	737	85	652
Equity securities available-for-sale	98	12	–	110	–	110
Total	6,752	18	(2)	6,768	5,443	1,325

Included in Other short-term investments at June 30, 2015, and December 31, 2014, are receivables of $229 million and $219 million, respectively, representing reverse repurchase agreements. These collateralized lendings, made to a financial institution, have maturity dates of less than one year.

Non-current assets

Included in "Other non-current assets" are certain held-to-maturity marketable securities. At June 30, 2015, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $92 million, $18 million and $110 million, respectively. At December 31, 2014, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $95 million, $14 million and $109 million, respectively. These securities are pledged as security for certain outstanding deposit liabilities and the funds received at the respective maturity dates of the securities will only be available to the Company for repayment of these obligations.

14 Q2 2015 | Financial Information

Note 5 Derivative financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of the Company's operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company's policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of standard products and the related foreign currency denominated purchases, the Company's policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposures, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within its treasury operations, the Company primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches arising in its liquidity management activities.

Commodity risk

Various commodity products are used in the Company's manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities, the Company's policies require that the subsidiaries hedge the commodity price risk exposures from binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over the next 12 months or longer (up to a maximum of 18 months). Primarily swap contracts are used to manage the associated price risks of commodities.

Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps are used to manage the interest rate risk associated with certain debt and generally such swaps are designated as fair value hedges. In addition, from time to time, the Company uses instruments such as interest rate swaps, interest rate futures, bond futures or forward rate agreements to manage interest rate risk arising from the Company's balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

Volume of derivative activity

In general, while the Company's primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Foreign exchange and interest rate derivatives

The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

Type of derivative	Total notional amounts		
($ in millions)	June 30, 2015	December 31, 2014	June 30, 2014
Foreign exchange contracts	15,954	18,564	20,613
Embedded foreign exchange derivatives	3,398	3,013	2,887
Interest rate contracts	4,223	2,242	3,540

Derivative commodity contracts

The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company's requirements in the various commodities:

Type of derivative	Unit	Total notional amounts		
		June 30, 2015	December 31, 2014	June 30, 2014
Copper swaps	metric tonnes	48,941	46,520	42,080
Aluminum swaps	metric tonnes	5,792	3,846	3,646
Nickel swaps	metric tonnes	–	–	6
Lead swaps	metric tonnes	15,350	6,550	4,725
Zinc swaps	metric tonnes	175	200	150
Silver swaps	ounces	1,488,132	1,996,845	1,958,563
Crude oil swaps	barrels	125,700	128,000	113,000

Equity derivatives

At June 30, 2015, December 31, 2014, and June 30, 2014, the Company held 45 million, 61 million and 54 million cash-settled call options indexed to ABB Ltd shares (conversion ratio 5:1) with a total fair value of $16 million, $33 million and $29 million, respectively.

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in "Accumulated other comprehensive loss" and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

At June 30, 2015, and December 31, 2014, "Accumulated other comprehensive loss" included net unrealized losses of $19 million and $21 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at June 30, 2015, net losses of $10 million are expected to be reclassified to earnings in the following 12 months. At

15 Q2 2015 | Financial Information

June 30, 2015, the longest maturity of a derivative classified as a cash flow hedge was 51 months.

The amount of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and the amount of ineffectiveness in cash flow hedge relationships directly recognized in earnings were not significant in the six and three months ended June 30, 2015 and 2014.

The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on "Accumulated other comprehensive loss" (OCI) and the Consolidated Income Statements were as follows:

Type of derivative designated as a cash flow hedge	Six months ended June 30, 2015				
	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)	
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	(16)	Total revenues	(24)	Total revenues	–
		Total cost of sales	5	Total cost of sales	–
Commodity contracts	(2)	Total cost of sales	(4)	Total cost of sales	–
Cash-settled call options	(7)	SG&A expenses[1]	(4)	SG&A expenses[1]	–
Total	(25)		(27)		–

Type of derivative designated as a cash flow hedge	Six months ended June 30, 2014				
	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)	
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	(18)	Total revenues	–	Total revenues	–
		Total cost of sales	5	Total cost of sales	–
Commodity contracts	(2)	Total cost of sales	(2)	Total cost of sales	–
Cash-settled call options	(18)	SG&A expenses[1]	(8)	SG&A expenses[1]	–
Total	(38)		(5)		–

Type of derivative designated as a cash flow hedge	Three months ended June 30, 2015				
	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)	
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	6	Total revenues	(11)	Total revenues	–
		Total cost of sales	–	Total cost of sales	–
Commodity contracts	–	Total cost of sales	(1)	Total cost of sales	–
Cash-settled call options	(3)	SG&A expenses[1]	(1)	SG&A expenses[1]	–
Total	3		(13)		–

Type of derivative designated as a cash flow hedge	Three months ended June 30, 2014				
	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)	
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	(12)	Total revenues	(1)	Total revenues	–
		Total cost of sales	2	Total cost of sales	–
Commodity contracts	2	Total cost of sales	(1)	Total cost of sales	–
Cash-settled call options	(14)	SG&A expenses[1]	(7)	SG&A expenses[1]	–
Total	(24)		(7)		–

(1) SG&A expenses represent "Selling, general and administrative expenses".

Net derivative losses of $21 million and $5 million, both net of tax, respectively, were reclassified from "Accumulated other comprehensive loss" to earnings during the six months ended June 30, 2015 and 2014, respectively. During the three months ended June 30, 2015 and 2014, net derivative losses of $10 million and $6 million, both net of tax, respectively, were reclassified from "Accumulated other comprehensive loss" to earnings.

Fair value hedges

To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in the fair value of these instruments, as well as the changes in the fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in "Interest and other finance expense". Hedge ineffectiveness of instruments designated as fair value hedges for the six and three months ended June 30, 2015 and 2014, was not significant.

16 Q2 2015 | Financial Information

The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows: Six months ended June 30, 2015 Type of derivative designated as a fair value hedge Gains (losses) recognized in income on derivatives designated as fair value hedges Gains (losses) recognized in income on hedged item Location ($ in millions) Location ($ in millions) Interest rate contracts Interest and other finance expense 2 Interest and other finance expense 1 Six months ended June 30, 2014 Type of derivative designated as a fair value hedge Gains (losses) recognized in income on derivatives designated as fair value hedges Gains (losses) recognized in income on hedged item Location ($ in millions) Location ($ in millions) Interest rate contracts Interest and other finance expense 53 Interest and other finance expense (52) Three months ended June 30, 2015 Type of derivative designated as a fair value hedge Gains (losses) recognized in income on derivatives designated as fair value hedges Gains (losses) recognized in income on hedged item Location ($ in millions) Location ($ in millions) Interest rate contracts Interest and other finance expense (29) Interest and other finance expense 32 Three months ended June 30, 2014 Type of derivative designated as a fair value hedge Gains (losses) recognized in income on derivatives designated as fair value hedges Gains (losses) recognized in income on hedged item Location ($ in millions) Location ($ in millions) Interest rate contracts Interest and other finance expense 31 Interest and other finance expense (30) Derivatives not designated in hedge relationships Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction. Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty. The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were as follows: Type of derivative not designated as a hedge ($ in millions) Gains (losses) recognized in income Six months ended June 30, Three months ended June 30, Location 2015 2014 2015 2014 Foreign exchange contracts Total revenues 47 (97) 125 (74) Total cost of sales (72) (30) (6) (20) SG&A expenses(1) 9 1 (3) – Non-order related research and development (2) – (1) – Interest and other finance expense 226 (27) 49 (31) Embedded foreign exchange contracts Total revenues 26 8 (1) (2) Total cost of sales (12) (1) 5 (1) SG&A expenses(1) 6 – 6 – Commodity contracts Total cost of sales (17) (6) (16) 16 Interest and other finance expense 1 – 1 – Interest rate contracts Interest and other finance expense (1) – – – Total 211 (152) 159 (112) (1) SG&A expenses represent “Selling, general and administrative expenses”. 17 Q2 2015 | Financial Information

The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

($ in millions)	June 30, 2015			
	Derivative assets		Derivative liabilities	
	Current in "Other current assets"	Non-current in "Other non-current assets"	Current in "Other current liabilities"	Non-current in "Other non-current liabilities"
Derivatives designated as hedging instruments:				
Foreign exchange contracts	10	8	11	14
Commodity contracts	–	–	3	–
Interest rate contracts	–	89	–	–
Cash-settled call options	13	3	–	–
Total	23	100	14	14
Derivatives not designated as hedging instruments:				
Foreign exchange contracts	221	46	257	72
Commodity contracts	3	–	20	3
Embedded foreign exchange derivatives	106	51	40	32
Total	330	97	317	107
Total fair value	353	197	331	121

($ in millions)	December 31, 2014			
	Derivative assets		Derivative liabilities	
	Current in "Other current assets"	Non-current in "Other non-current assets"	Current in "Other current liabilities"	Non-current in "Other non-current liabilities"
Derivatives designated as hedging instruments:				
Foreign exchange contracts	9	9	20	16
Commodity contracts	–	–	3	–
Interest rate contracts	–	85	–	–
Cash-settled call options	21	11	–	–
Total	30	105	23	16
Derivatives not designated as hedging instruments:				
Foreign exchange contracts	156	25	369	72
Commodity contracts	4	–	19	3
Cash-settled call options	1	1	–	–
Embedded foreign exchange derivatives	98	58	27	17
Total	259	84	415	92
Total fair value	289	189	438	108

Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events.

Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at June 30, 2015, and December 31, 2014, have been presented on a gross basis.

The Company's netting agreements and other similar arrangements allow net settlements under certain conditions. At June 30, 2015, and December 31, 2014, information related to these offsetting arrangements was as follows:

($ in millions)	June 30, 2015				
Type of agreement or similar arrangement	Gross amount of recognized assets	Derivative liabilities eligible for set-off in case of default	Cash collateral received	Non-cash collateral received	Net asset exposure
Derivatives	393	(252)	–	–	141
Reverse repurchase agreements	229	–	–	(229)	–
Total	622	(252)	–	(229)	141

($ in millions)	June 30, 2015				
Type of agreement or similar arrangement	Gross amount of recognized liabilities	Derivative liabilities eligible for set-off in case of default	Cash collateral pledged	Non-cash collateral pledged	Net liability exposure
Derivatives	380	(252)	(2)	–	126
Total	380	(252)	(2)	–	126

18 Q2 2015 | Financial Information

($ in millions)	December 31, 2014				
Type of agreement or similar arrangement	Gross amount of recognized assets	Derivative liabilities eligible for set-off in case of default	Cash collateral received	Non-cash collateral received	Net asset exposure
Derivatives	322	(216)	–	–	106
Reverse repurchase agreements	219	–	–	(219)	–
Total	541	(216)	–	(219)	106

($ in millions)	December 31, 2014				
Type of agreement or similar arrangement	Gross amount of recognized liabilities	Derivative liabilities eligible for set-off in case of default	Cash collateral pledged	Non-cash collateral pledged	Net liability exposure
Derivatives	502	(216)	(3)	–	283
Total	502	(216)	(3)	–	283

Note 6
Fair values

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity and interest rate derivatives, as well as cash-settled call options and available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments.

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company's assumptions about market data.

The levels of the fair value hierarchy are as follows:

Level 1: Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include listed derivatives which are actively traded such as commodity futures, interest rate futures and certain actively-traded debt securities.

Level 2: Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively-quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued or disclosed using Level 2 inputs include investments in certain funds, reverse repurchase agreements, certain debt securities that are not actively traded, interest rate swaps, commodity swaps, cash-settled call options, forward foreign exchange contracts, foreign exchange swaps and forward rate agreements, time deposits, as well as financing receivables and debt.

Level 3: Valuation inputs are based on the Company's assumptions of relevant market data (unobservable input).

Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purpose of determining the fair value of cash-settled call options serving as hedges of the Company's management incentive plan, bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

19 Q2 2015 | Financial Information

Recurring fair value measures The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows: June 30, 2015 ($ in millions) Level 1 Level 2 Level 3 Total fair value Assets Available-for-sale securities in “Cash and equivalents”: Debt securities—Corporate – 22 – 22 Available-for-sale securities in “Marketable securities and short-term investments”: Equity securities – 104 – 104 Debt securities—U.S. government obligations 137 – – 137 Debt securities—Other government obligations – 2 – 2 Debt securities—Corporate – 637 – 637 Derivative assets—current in “Other current assets” – 353 – 353 Derivative assets—non-current in “Other non-current assets” – 197 – 197 Total 137 1,315 – 1,452 Liabilities Derivative liabilities—current in “Other current liabilities” – 331 – 331 Derivative liabilities—non-current in “Other non-current liabilities” – 121 – 121 Total – 452 – 452 December 31, 2014 ($ in millions) Level 1 Level 2 Level 3 Total fair value Assets Available-for-sale securities in “Cash and equivalents”: Debt securities—Corporate – 85 – 85 Available-for-sale securities in “Marketable securities and short-term investments”: Equity securities – 110 – 110 Debt securities—U.S. government obligations 136 – – 136 Debt securities—Other government obligations – 2 – 2 Debt securities—Corporate – 652 – 652 Derivative assets—current in “Other current assets” – 289 – 289 Derivative assets—non-current in “Other non-current assets” – 189 – 189 Total 136 1,327 – 1,463 Liabilities Derivative liabilities—current in “Other current liabilities” – 438 – 438 Derivative liabilities—non-current in “Other non-current liabilities” – 108 – 108 Total – 546 – 546 The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis: - Available-for-sale securities in “Cash and equivalents” and “Marketable securities and short -term investments”: If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs; however, when markets are not active, these inputs are considered Level 2. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category. - Derivatives: The fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used. Non-recurring fair value measures There were no significant non-recurring fair value measurements during the six and three months ended June 30, 2015 and 2014.  20 Q2 2015 | Financial Information

Disclosure about financial instruments carried on a cost basis

The fair values of financial instruments carried on a cost basis were as follows:

	June 30, 2015				
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets					
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):					
Cash	1,690	1,690	–	–	1,690
Time deposits	2,242	–	2,242	–	2,242
Marketable securities and short-term investments (excluding available-for-sale securities):					
Time deposits	118	–	118	–	118
Receivables under reverse repurchase agreements	229	–	229	–	229
Other short-term investments	6	6	–	–	6
Other non-current assets:					
Loans granted	31	–	33	–	33
Held-to-maturity securities	92	–	110	–	110
Restricted cash deposits	184	63	138	–	201
Liabilities					
Short-term debt and current maturities of long-term debt (excluding capital lease obligations)	1,312	122	1,190	–	1,312
Long-term debt (excluding capital lease obligations)	6,539	5,947	783	–	6,730
Non-current deposit liabilities in "Other non-current liabilities"	210	–	245	–	245

	December 31, 2014				
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets					
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):					
Cash	2,218	2,218	–	–	2,218
Time deposits	3,140	–	3,140	–	3,140
Marketable securities and short-term investments (excluding available-for-sale securities):					
Time deposits	200	–	200	–	200
Receivables under reverse repurchase agreements	219	–	219	–	219
Other short-term investments	6	6	–	–	6
Other non-current assets:					
Loans granted	41	–	44	–	44
Held-to-maturity securities	95	–	109	–	109
Restricted cash deposits	198	64	161	–	225
Liabilities					
Short-term debt and current maturities of long-term debt (excluding capital lease obligations)	324	115	209	–	324
Long-term debt (excluding capital lease obligations)	7,198	6,148	1,404	–	7,552
Non-current deposit liabilities in "Other non-current liabilities"	222	–	267	–	267

The Company uses the following methods and assumptions in estimating fair values of financial instruments carried on a cost basis:

- *Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months), and Marketable securities and short-term investments (excluding available-for-sale securities):* The carrying amounts approximate the fair values as the items are short-term in nature.
- *Other non-current assets:* Includes (i) loans granted whose fair values are based on the carrying amount adjusted using a present value technique to reflect a premium or discount based on current market interest rates (Level 2 inputs), (ii) held-to-maturity securities (see Note 4) whose fair values are based on quoted market prices in inactive markets (Level 2 inputs), (iii) restricted cash whose fair values approximate the carrying amounts (Level 1 inputs) and restricted cash deposits pledged in respect of certain non-current deposit liabilities whose fair values are determined using a discounted cash flow methodology based on current market interest rates (Level 2 inputs).
- *Short-term debt and current maturities of long-term debt (excluding capital lease obligations):* Includes commercial paper, bank borrowings and overdrafts. The carrying amounts of short-term debt and current maturities of long-term debt, excluding capital lease obligations, approximate their fair values.
- *Long-term debt (excluding capital lease obligations):* Fair values of outstanding bonds are determined using quoted market prices (Level 1 inputs), if available. For other bonds and other long-term debt, the fair values are determined using a discounted cash flow methodology based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk (Level 2 inputs).
- *Non-current deposit liabilities in "Other non-current liabilities":* The fair values of non-current deposit liabilities are determined using a discounted cash flow methodology based on risk-adjusted interest rates (Level 2 inputs).

21 Q2 2015 | Financial Information

Note 7
Commitments and contingencies

Contingencies—Environmental

The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. The lower end of an estimated range is accrued when a single best estimate is not determinable. The required amounts of the provisions may change in the future as developments occur.

If a provision has been recognized for any of these matters, the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company's consolidated financial statements.

The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean-up of these sites involves primarily soil and groundwater contamination. A significant portion of the provisions in respect of these contingencies reflects the provisions of acquired companies.

Environmental provisions included in the Company's Consolidated Balance Sheets were as follows:

($ in millions)	June 30, 2015	December 31, 2014
Other provisions	31	37
Other non-current liabilities	97	109
Total	128	146

Provisions for the above estimated losses have not been discounted as the timing of payments cannot be reasonably estimated.

Contingencies—Regulatory, Compliance and Legal

Antitrust

In April 2014, the European Commission announced its decision regarding its investigation of anticompetitive practices in the cables industry and granted the Company full immunity from fines under the European Commission's leniency program. In December 2013, the Company agreed with the Brazilian Antitrust Authority (CADE) to settle its ongoing investigation into the Company's involvement in anticompetitive practices in the cables industry and the Company agreed to pay a fine of approximately 1.5 million Brazilian reals (equivalent to approximately $1 million on date of payment). The Company's cables business remains under investigation for alleged anticompetitive practices in certain other jurisdictions. An informed judgment about the outcome of these remaining investigations or the amount of potential loss or range of loss for the Company, if any, relating to these remaining investigations cannot be made at this stage.

In Brazil, the Company's Gas Insulated Switchgear business is under investigation by the CADE for alleged anticompetitive practices. In addition, the CADE has opened an investigation into certain other power businesses of the Company, including flexible alternating current transmission systems (FACTS) and power transformers. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage.

With respect to those aforementioned matters which are still ongoing, management is cooperating fully with the antitrust authorities.

General

In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties with regard to certain actual or alleged anticompetitive practices. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the above mentioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

Liabilities recognized

At June 30, 2015, and December 31, 2014, the Company had aggregate liabilities of $158 million and $147 million, respectively, included in "Other provisions" and "Other non-current liabilities", for the above regulatory, compliance and legal contingencies, and none of the individual liabilities recognized was significant. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General

The following table provides quantitative data regarding the Company's third-party guarantees. The maximum potential payments represent a "worst-case scenario", and do not reflect management's expected outcomes.

Maximum potential payments ($ in millions)	June 30, 2015	December 31, 2014
Performance guarantees	223	232
Financial guarantees	74	72
Indemnification guarantees	50	50
Total	347	354

The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company's best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations. In respect of the above

22 Q2 2015 | Financial Information

guarantees, the carrying amounts of liabilities at June 30, 2015, and December 31, 2014, were not significant.

Performance guarantees

Performance guarantees represent obligations where the Company guarantees the performance of a third party's product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and standby letters of credit. The significant performance guarantees are described below.

The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. These guarantees have no fixed expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management's best estimate of the total maximum potential amount payable of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was $65 million at both June 30, 2015, and December 31, 2014. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

The Company is engaged in executing a number of projects as a member of consortia that include third parties. In certain of these cases, the Company guarantees not only its own performance but also the work of third parties. The original maturity dates of these guarantees range from one to six years. At June 30, 2015, and December 31, 2014, the maximum potential amount payable under these guarantees as a result of third-party non-performance was $148 million and $156 million, respectively.

Financial guarantees and commercial commitments

Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

At June 30, 2015, and December 31, 2014, the Company had a maximum potential amount payable of $74 million and $72 million, respectively, under financial guarantees outstanding. Of these amounts, $12 million at both June 30, 2015, and December 31, 2014, was in respect of guarantees issued on behalf of companies in which the Company formerly had or has an equity interest. The guarantees outstanding have various maturity dates up to 2020.

In addition, in the normal course of bidding for and executing certain projects, the Company has entered into standby letters of credit, bid/performance bonds and surety bonds (collectively "performance bonds") with various financial institutions. Customers can draw on such performance bonds in the event that the Company does not fulfill its contractual obligations. The Company would then have an obligation to reimburse the financial institution for amounts paid under the performance bonds. There have been no significant amounts reimbursed to financial institutions under these types of arrangements in the six and three months ended June 30, 2015 and 2014.

Indemnification guarantees

The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum potential loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential payments in the table above. Indemnifications for which maximum potential losses could not be calculated include indemnifications for legal claims. The significant indemnification guarantees for which maximum potential losses could be calculated are described below.

The Company issued to the purchasers of Lummus Global guarantees related to assets and liabilities divested in 2007. The maximum potential amount payable relating to this business, pursuant to the sales agreement, at each of June 30, 2015, and December 31, 2014, was $50 million.

Product and order-related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

The reconciliation of the "Provisions for warranties", including guarantees of product performance, was as follows:

($ in millions)	2015	2014
Balance at January 1,	1,148	1,362
Claims paid in cash or in kind	(135)	(153)
Net increase in provision for changes in estimates, warranties issued and warranties expired	97	64
Exchange rate differences	(31)	(17)
Balance at June 30,	1,079	1,256

23 Q2 2015 | Financial Information

Note 8
Employee benefits

The Company operates defined benefit and defined contribution pension plans and termination indemnity plans, in accordance with local regulations and practices. These plans cover a large portion of the Company's employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans including postretirement health care benefits, and other employee-related benefits for active employees including long-service award plans. The measurement date used for the Company's employee benefit plans is December 31. The funding policies of the Company's plans are consistent with the local government and tax requirements and several of the plans are not required to be funded according to local government and tax requirements.

Net periodic benefit cost of the Company's defined benefit pension and other postretirement benefit plans consisted of the following:

($ in millions)	Defined pension benefits		Other postretirement benefits	
Six months ended June 30,	2015	2014	2015	2014
Service cost	137	125	1	1
Interest cost	155	208	4	5
Expected return on plan assets	(233)	(246)	–	–
Amortization of prior service cost (credit)	19	14	(4)	(4)
Amortization of net actuarial loss	55	48	1	–
Curtailments, settlements and special termination benefits	–	1	–	–
Net periodic benefit cost	133	150	2	2

($ in millions)	Defined pension benefits		Other postretirement benefits	
Three months ended June 30,	2015	2014	2015	2014
Service cost	71	61	1	1
Interest cost	80	103	2	3
Expected return on plan assets	(120)	(122)	–	–
Amortization of prior service cost (credit)	10	7	(2)	(2)
Amortization of net actuarial loss	27	22	1	–
Curtailments, settlements and special termination benefits	–	1	–	–
Net periodic benefit cost	68	72	2	2

Employer contributions were as follows:

($ in millions)	Defined pension benefits		Other postretirement benefits	
Six months ended June 30,	2015	2014	2015	2014
Total contributions to defined benefit pension and other postretirement benefit plans	99	200	7	7
Of which, discretionary contributions to defined benefit pension plans	–	75	–	–

($ in millions)	Defined pension benefits		Other postretirement benefits	
Three months ended June 30,	2015	2014	2015	2014
Total contributions to defined benefit pension and other postretirement benefit plans	50	69	3	4
Of which, discretionary contributions to defined benefit pension plans	–	–	–	–

During the six months ended June 30, 2014, discretionary contributions included available-for-sale debt securities, having a fair value at the contribution date of $25 million, contributed to certain of the Company's pension plans in the United Kingdom.

The Company expects to make contributions totaling approximately $238 million and $16 million to its defined benefit pension plans and other postretirement benefit plans, respectively, for the full year 2015.

Note 9
Stockholders' equity

In September 2014, the Company announced a share buyback program for the purchase of up to $4 billion of its own shares over a period ending no later than September 2016. The Company intends that approximately three quarters of the shares to be purchased will be held for cancellation (after approval from shareholders) and the remainder will be purchased to be available for delivery to employees under its employee share programs. Shares acquired for cancellation are acquired through a separate trading line on the SIX Swiss Exchange (on which only the Company can purchase shares), while shares acquired for delivery under employee share programs are acquired through the ordinary trading line.

In the six months ended June 30, 2015, under the announced share buyback program, the Company purchased 35.4 million shares for cancellation and 8.7 million shares to support its employee share programs, of which 18.1 million shares and 4.6 million shares, respectively, were purchased in the three months ended June 30, 2015. In the six and three months ended June 30, 2015, these transactions resulted in an increase in "Treasury stock" of $952 million and $500 million, respectively.

As of June 30, 2015, under this program, the Company has purchased a total of 61.4 million shares for cancellation and 15.5 million shares to support its employee share programs.

24 Q2 2015 | Financial Information

At the Annual General Meeting of Shareholders on April 30, 2015, shareholders approved the proposals of the Board of Directors to distribute a total of 0.72 Swiss francs per share to shareholders, comprising of a dividend of 0.55 Swiss francs paid out of ABB Ltd's capital contribution reserves and a distribution of 0.17 Swiss francs by way of a nominal value reduction (reduction in the par value of each share) from 1.03 Swiss francs to 0.86 Swiss francs. The approved dividend distribution amounted to $1,317 million and was subsequently paid in May 2015. The nominal value reduction was registered in July 2015 in the commercial register of the canton of Zurich, Switzerland, and is scheduled to be paid to the shareholders holding ABB Ltd shares on July 28, 2015 (record date). The approved nominal value reduction was recorded in the second quarter of 2015 as a reduction to Capital stock and additional paid-in capital for $349 million and a reduction in Retained earnings for $54 million.

Note 10
Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company's share-based payment arrangements.

Basic earnings per share

	Six months ended June 30,		Three months ended June 30,	
($ in millions, except per share data in $)	2015	2014	2015	2014
Amounts attributable to ABB shareholders:				
Income from continuing operations, net of tax	1,150	1,182	590	637
Income (loss) from discontinued operations, net of tax	2	(2)	(2)	(1)
Net income	1,152	1,180	588	636
Weighted-average number of shares outstanding (in millions)	2,241	2,298	2,232	2,295
Basic earnings per share attributable to ABB shareholders:				
Income from continuing operations, net of tax	0.51	0.51	0.26	0.28
Income (loss) from discontinued operations, net of tax	–	–	–	–
Net income	0.51	0.51	0.26	0.28

Diluted earnings per share

	Six months ended June 30,		Three months ended June 30,	
($ in millions, except per share data in $)	2015	2014	2015	2014
Amounts attributable to ABB shareholders:				
Income from continuing operations, net of tax	1,150	1,182	590	637
Income (loss) from discontinued operations, net of tax	2	(2)	(2)	(1)
Net income	1,152	1,180	588	636
Weighted-average number of shares outstanding (in millions)	2,241	2,298	2,232	2,295
Effect of dilutive securities:				
Call options and shares	5	8	6	7
Adjusted weighted-average number of shares outstanding (in millions)	2,246	2,306	2,238	2,302
Diluted earnings per share attributable to ABB shareholders:				
Income from continuing operations, net of tax	0.51	0.51	0.26	0.28
Income (loss) from discontinued operations, net of tax	–	–	–	–
Net income	0.51	0.51	0.26	0.28

25 Q2 2015 | Financial Information

Note 11
Reclassifications out of accumulated other comprehensive loss

The following table shows changes in "Accumulated other comprehensive loss" (OCI) attributable to ABB, by component, net of tax:

($ in millions)	Foreign currency translation adjustments	Unrealized gains (losses) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total OCI
Balance at January 1, 2014	(431)	7	(1,610)	22	(2,012)
Other comprehensive (loss) income before reclassifications	(92)	4	(9)	(33)	(130)
Amounts reclassified from OCI	–	(1)	42	5	46
Total other comprehensive (loss) income	(92)	3	33	(28)	(84)
Less:					
Amounts attributable to noncontrolling interests	(4)	–	–	–	(4)
Balance at June 30, 2014	(519)	10	(1,577)	(6)	(2,092)

($ in millions)	Foreign currency translation adjustments	Unrealized gains (losses) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total OCI
Balance at January 1, 2015	(2,102)	13	(2,131)	(21)	(4,241)
Other comprehensive (loss) income before reclassifications	(463)	(5)	61	(19)	(426)
Amounts reclassified from OCI	–	1	55	21	77
Total other comprehensive (loss) income	(463)	(4)	116	2	(349)
Less:					
Amounts attributable to noncontrolling interests	(4)	–	–	–	(4)
Balance at June 30, 2015	(2,561)	9	(2,015)	(19)	(4,586)

The following table reflects amounts reclassified out of OCI in respect of pension and other postretirement plan adjustments and unrealized gains (losses) of cash flow hedge derivatives:

($ in millions)	Location of (gains) losses	Six months ended June 30,		Three months ended June 30,	
Details about OCI components	reclassified from OCI	2015	2014	2015	2014
Pension and other postretirement plan adjustments:					
Amortization of prior service cost	Net periodic benefit cost[1]	15	10	8	5
Amortization of net actuarial loss	Net periodic benefit cost[1]	56	48	28	22
Total before tax		71	58	36	27
Tax	Provision for taxes	(16)	(16)	(8)	(8)
Amounts reclassified from OCI		55	42	28	19
Unrealized gains (losses) of cash flow hedge derivatives:					
Foreign exchange contracts	Total revenues	24	–	11	1
	Total cost of sales	(5)	(5)	–	(2)
Commodity contracts	Total cost of sales	4	2	1	1
Cash-settled call options	SG&A expenses[2]	4	8	1	7
Total before tax		27	5	13	7
Tax	Provision for taxes	(6)	–	(3)	(1)
Amounts reclassified from OCI		21	5	10	6

(1) These components are included in the computation of net periodic benefit cost (see Note 8).

(2) SG&A expenses represent "Selling, general and administrative expenses".

The amounts in respect of unrealized gains (losses) on available-for-sale securities were not significant for the six and three months ended June 30, 2015 and 2014.

Note 12
Operating segment data

The Chief Operating Decision Maker (CODM) is the Company's Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company's operating segments consist of Discrete Automation and Motion, Low Voltage Products, Process Automation, Power Products and Power Systems. The remaining operations of the Company are included in Corporate and Other.

A description of the types of products and services provided by each reportable segment is as follows:

- Discrete Automation and Motion: manufactures and sells motors, generators, variable speed drives, programmable logic controllers, robots and robotics, solar inverters, wind converters, rectifiers, excitation systems, power quality and protection solutions, electric vehicle fast charging infrastructure, components and subsystems for railways, and related services for a wide range of applications in discrete automation, process industries, transportation and utilities.

26 Q2 2015 | Financial Information

- Low Voltage Products: manufactures and sells products and systems that provide protection, control and measurement for electrical installations, as well as enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. In addition, the segment manufactures products for wiring and cable management, cable protection systems, power connection and safety. The segment also makes intelligent building control systems for home and building automation.

- Process Automation: develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, chemical and pharmaceuticals, and power industries.

- Power Products: manufactures and sells a wide range of products across voltage levels, including circuit breakers, switchgear, capacitors, instrument transformers, power, distribution and traction transformers for electrical and other infrastructure utilities, as well as industrial and commercial customers.

- Power Systems: designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products, software and services and incorporating components manufactured by both the Company and by third parties, for power generation, transmission and distribution utilities, other infrastructure utilities, as well as other industrial and commercial enterprises.

- Corporate and Other: includes headquarters, central research and development, the Company's real estate activities, Group Treasury Operations and other minor business activities.

Effective January 1, 2015, the Company changed its primary measure of segment performance from Operational EBITDA to Operational EBITA, which represents income from operations excluding amortization expense on intangibles arising upon acquisitions (acquisition-related amortization), restructuring and restructuring-related expenses, gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

The segment performance for the six and three months ended June 30, 2014, has been restated to reflect this change.

The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between segments. Segment results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company's consolidated Operational EBITA. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.

The following tables present segment revenues, Operational EBITA, and the reconciliations of consolidated Operational EBITA to income from continuing operations before taxes for the six and three months ended June 30, 2015 and 2014, as well as total assets at June 30, 2015, and December 31, 2014.

	Six months ended June 30, 2015			Six months ended June 30, 2014		
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	4,333	286	4,619	4,524	400	4,924
Low Voltage Products	3,117	169	3,286	3,611	207	3,818
Process Automation	3,169	70	3,239	3,853	102	3,955
Power Products	4,075	599	4,674	4,260	793	5,053
Power Systems	2,996	110	3,106	3,235	183	3,418
Corporate and Other	30	753	783	178	832	1,010
Intersegment elimination	–	(1,987)	(1,987)	–	(2,517)	(2,517)
Consolidated	17,720	–	17,720	19,661	–	19,661

	Three months ended June 30, 2015			Three months ended June 30, 2014		
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	2,187	161	2,348	2,330	213	2,543
Low Voltage Products	1,641	90	1,731	1,827	109	1,936
Process Automation	1,626	34	1,660	1,962	50	2,012
Power Products	2,114	285	2,399	2,264	398	2,662
Power Systems	1,578	56	1,634	1,703	107	1,810
Corporate and Other	19	407	426	104	421	525
Intersegment elimination	–	(1,033)	(1,033)	–	(1,298)	(1,298)
Consolidated	9,165	–	9,165	10,190	–	10,190

27 Q2 2015 | Financial Information

($ in millions)	Six months ended June 30, 2015	Six months ended June 30, 2014	Three months ended June 30, 2015	Three months ended June 30, 2014
Operational EBITA:				
Discrete Automation and Motion	657	751	339	399
Low Voltage Products	532	620	289	321
Process Automation	396	474	204	229
Power Products	554	647	301	343
Power Systems	75	(111)	42	(57)
Corporate and Other and Intersegment elimination	(207)	(248)	(117)	(141)
Consolidated Operational EBITA	2,007	2,133	1,058	1,094
Acquisition-related amortization	(163)	(197)	(80)	(96)
Restructuring and restructuring-related expenses	(84)	(87)	(58)	(40)
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	(50)	103	(39)	114
Foreign exchange/commodity timing differences in income from operations:				
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	144	(89)	160	(34)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(28)	10	(20)	(7)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(6)	34	(60)	21
Income from operations	1,820	1,907	961	1,052
Interest and dividend income	38	38	19	21
Interest and other finance expense	(159)	(172)	(88)	(88)
Income from continuing operations before taxes	1,699	1,773	892	985

($ in millions)	Total assets[1] June 30, 2015	Total assets[1] December 31, 2014
Discrete Automation and Motion	9,810	10,123
Low Voltage Products	7,914	7,978
Process Automation	4,102	4,268
Power Products	7,298	7,396
Power Systems	6,627	6,855
Corporate and Other	6,942	8,232
Consolidated	42,693	44,852

(1) Total assets are after intersegment eliminations and therefore reflect third-party assets only.

28 Q2 2015 | Financial Information

29 02 2015 I Financ ia l Informat ion

Supplemental Reconciliations and Definitions

The following reconciliations and definitions include measures which ABB uses to supplement its Interim Consolidated Financial Information (unaudited) which is prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). Certain of these financial measures are, or may be, considered non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission (SEC).

While ABB's management believes that the non-GAAP financial measures herein are useful in evaluating ABB's operating results, this information should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with U.S. GAAP. Therefore these measures should not be viewed in isolation but considered together with the Interim Consolidated Financial Information (unaudited) prepared in accordance with U.S. GAAP as of and for the six and three months ended June 30, 2015.

Like-for-like growth rates

Growth rates for certain key figures may be presented and discussed on a "like-for-like" basis. The like-for-like growth rate measures growth on a constant currency basis. Since we are a global company, the comparability of our operating results reported in U.S. dollars is affected by foreign currency exchange rate fluctuations. We calculate the impacts from foreign currency fluctuations by translating the current-year periods reported key figures into U.S. dollar amounts using the exchange rates in effect for the comparable periods in the previous year.

Like-for-like growth rates also adjust for changes in our business portfolio. The adjustment for portfolio changes is calculated as follows: where the results of any business acquired or divested have not been consolidated and reported for the entire duration of both the current and comparable periods, the reported key figures of such business are adjusted to exclude the relevant key figures of any corresponding quarters which are not comparable when computing the like-for-like growth rate. In addition, certain other portfolio changes which do not qualify as divestments are treated in a similar manner to divestments. We do not adjust for portfolio changes where the business acquired or divested has annual revenues of less than $50 million.

The following tables provide reconciliations of reported growth of certain key figures to their respective like-for-like growth rate.

Divisional like-for-like growth rate reconciliation

	Q2 2015 compared to Q2 2014							
	Order growth rate				Revenue growth rate			
Division	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Like-for-like	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Like-for-like
Discrete Automation and Motion	-9%	9%	0%	0%	-8%	10%	0%	2%
Low Voltage Products	-12%	10%	4%	2%	-11%	11%	4%	4%
Process Automation	-23%	11%	2%	-10%	-17%	12%	4%	-1%
Power Products	-8%	8%	0%	0%	-10%	9%	0%	-1%
Power Systems	-22%	10%	0%	-12%	-10%	14%	0%	4%
ABB Group	-15%	9%	2%	-4%	-10%	10%	3%	3%

	H1 2015 compared to H1 2014							
	Order growth rate				Revenue growth rate			
Division	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Like-for-like	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Like-for-like
Discrete Automation and Motion	-9%	9%	0%	0%	-6%	9%	0%	3%
Low Voltage Products	-13%	10%	5%	2%	-14%	10%	6%	2%
Process Automation	-14%	13%	4%	3%	-18%	12%	3%	-3%
Power Products	-5%	9%	0%	4%	-8%	10%	0%	2%
Power Systems	16%	18%	0%	34%	-9%	13%	0%	4%
ABB Group	-7%	10%	3%	6%	-10%	10%	3%	3%

30 Q2 2015 | Financial Information

Regional like-for-like growth rate reconciliation

	Q2 2015 compared to Q2 2014							
	Order growth rate				Revenue growth rate			
Region	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Like-for-like	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Like-for-like
Europe	-14%	19%	2%	7%	-19%	19%	2%	2%
The Americas	-26%	4%	3%	-19%	-8%	6%	4%	2%
Asia, Middle East and Africa	-5%	6%	0%	1%	-3%	7%	1%	5%
ABB Group	-15%	9%	2%	-4%	-10%	10%	3%	3%

	H1 2015 compared to H1 2014							
	Order growth rate				Revenue growth rate			
Region	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Like-for-like	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Like-for-like
Europe	-6%	22%	2%	18%	-18%	18%	2%	2%
The Americas	-15%	5%	3%	-7%	-6%	6%	5%	5%
Asia, Middle East and Africa	-2%	6%	1%	5%	-5%	6%	1%	2%
ABB Group	-7%	10%	3%	6%	-10%	10%	3%	3%

Order backlog growth rate reconciliation

	June 30, 2015 compared to June 30, 2014			
Division	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Like-for-like
Discrete Automation and Motion	-3%	10%	0%	7%
Low Voltage Products	-16%	9%	8%	1%
Process Automation	-3%	17%	2%	16%
Power Products	-3%	10%	0%	7%
Power Systems	-5%	14%	0%	9%
ABB Group	-4%	12%	1%	9%

Operational EBITA growth rate reconciliation

	Q2 2015 compared to Q2 2014				H1 2015 compared to H1 2014			
Division	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Like-for-like	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Like-for-like
Discrete Automation and Motion	-15%	8%	0%	-7%	-13%	10%	0%	-3%
Low Voltage Products	-10%	12%	3%	5%	-14%	11%	7%	4%
Process Automation	-11%	11%	4%	4%	-16%	9%	3%	-4%
Power Products	-12%	8%	0%	-4%	-14%	8%	0%	-6%
Power Systems	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
ABB Group	-3%	10%	1%	8%	-6%	10%	3%	7%

Other growth rate reconciliations

	Q2 2015 compared to Q2 2014				H1 2015 compared to H1 2014			
	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Like-for-like	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Like-for-like
Large orders	-22%	9%	0%	-13%	31%	22%	0%	53%
Base orders	-14%	9%	3%	-2%	-13%	9%	3%	-1%
Service orders	-12%	11%	2%	1%	-12%	10%	3%	1%
Service revenues	-7%	12%	4%	9%	-7%	11%	4%	8%

31 Q2 2015 | Financial Information

Operational EBITA margin

In line with the updated financial targets of ABB's Next Level strategy, ABB changed its measure of segment profit from Operational EBITDA to Operational EBITA, effective January 1, 2015.

Definition

Operational EBITA margin

Operational EBITA margin is Operational EBITA as a percentage of Operational revenues.

Operational EBITA

Operational earnings before interest, taxes and acquisition-related amortization (Operational EBITA) represents Income from operations excluding acquisition-related amortization (as defined below), restructuring and restructuring-related expenses, gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

Acquisition-related amortization

Amortization expense on intangibles arising upon acquisitions.

Operational revenues

Operational revenues are total revenues adjusted for foreign exchange/commodity timing differences in total revenues of: (i) unrealized gains and losses on derivatives, (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables (and related assets).

Reconciliation

	Six months ended June 30, 2015						
($ in millions, unless otherwise indicated)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated
Total revenues	4,619	3,286	3,239	4,674	3,106	(1,204)	17,720
Foreign exchange/commodity timing differences in total revenues							
Unrealized gains and losses on derivatives	(21)	(9)	(26)	(45)	(72)	(2)	**(175)**
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(29)	–	14	21	31	–	**37**
Unrealized foreign exchange movements on receivables (and related assets)	13	4	(16)	(1)	1	–	**1**
Operational revenues	4,582	3,281	3,211	4,649	3,066	(1,206)	17,583
Income (loss) from operations	593	480	379	540	39	(211)	1,820
Acquisition-related amortization	65	51	6	5	27	9	**163**
Restructuring and restructuring-related expenses	28	7	21	20	8	–	**84**
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	–	1	11	2	31	5	**50**
Foreign exchange/commodity timing differences in income from operations:							
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(17)	(5)	(17)	(34)	(57)	(14)	**(144)**
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(29)	–	7	24	26	–	**28**
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	17	(2)	(11)	(3)	1	4	**6**
Operational EBITA	657	532	396	554	75	(207)	2,007
Operational EBITA margin (%)	14.3%	16.2%	12.3%	11.9%	2.4%	n.a.	11.4%

32 Q2 2015 | **Financial Information**

($ in millions, unless otherwise indicated)	Six months ended June 30, 2014 Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated
Total revenues	4,924	3,818	3,955	5,053	3,418	(1,507)	19,661
Foreign exchange/commodity timing differences in total revenues							
Unrealized gains and losses on derivatives	(5)	4	(5)	(3)	85	(1)	**75**
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(1)	–	(2)	–	–	–	**(3)**
Unrealized foreign exchange movements on receivables (and related assets)	(4)	(1)	8	–	(14)	–	**(11)**
Operational revenues	**4,914**	**3,821**	**3,956**	**5,050**	**3,489**	**(1,508)**	**19,722**
Income (loss) from operations	675	656	436	591	(192)	(259)	1,907
Acquisition-related amortization	69	63	7	10	36	12	**197**
Restructuring and restructuring-related expenses	14	12	24	23	13	1	**87**
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	(1)	(104)	3	11	(8)	(4)	**(103)**
Foreign exchange/commodity timing differences in income from operations:							
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	1	(3)	6	16	68	1	**89**
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(2)	–	(1)	2	(9)	–	**(10)**
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(5)	(4)	(1)	(6)	(19)	1	**(34)**
Operational EBITA	**751**	**620**	**474**	**647**	**(111)**	**(248)**	**2,133**
Operational EBITA margin (%)	**15.3%**	**16.2%**	**12.0%**	**12.8%**	**-3.2%**	**n.a.**	**10.8%**

33 Q2 2015 | Financial Information

 Discrete  Three months ended June 30, 2015 Corporate and Other and ($ in millions, unless otherwise indicated) Automation and Motion Low Voltage Products Process Automation Power Products Power Systems Intersegment elimination Consolidated Total revenues 2,348 1,731 1,660 2,399 1,634 (607) 9,165 Foreign exchange/commodity timing differences in total revenues Unrealized gains and losses on derivatives (8) (16) (14) (28) (88) (3) (157) Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized s s (3) 10 15 s 22 Unrealized foreign exchange movements on receivables (and related assets) 5 7 (4) 10 17 s 35  Operational revenues 2,345 1,722 1,639 2,391 1,578 (610) 9,065  Income (loss) from operations 293 263 193 300 35 (123) 961 Acquisition-related amortization 33 26 3 2 13 3 80 Restructuring and restructuring-related expenses 25 1 20 9 4 (1) 58 Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items s s 12 1 31 (5) 39 Foreign exchange/commodity timing differences in income from operations: Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives) (24) (13) (19) (37) (72) 5 (160) Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized s s (5) 10 15 s 20 Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities) 12 12 s 16 16 4 60 Operational EBITA 339 289 204 301 42 (117) 1,058  Operational EBITA margin (%) 14.5% 16.8% 12.4% 12.6% 2.7% n.a. 11.7% 34 Q2 2015 | Financial Information

($ in millions, unless otherwise indicated)	Three months ended June 30, 2014 Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated
Total revenues	2,543	1,936	2,012	2,662	1,810	(773)	10,190
Foreign exchange/commodity timing differences in total revenues							
Unrealized gains and losses on derivatives	(4)	3	2	4	50	–	55
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(1)	–	(2)	1	10	–	8
Unrealized foreign exchange movements on receivables (and related assets)	1	(1)	5	(4)	(8)	–	(7)
Operational revenues	**2,539**	**1,938**	**2,017**	**2,663**	**1,862**	**(773)**	**10,246**
Income (loss) from operations	349	400	217	319	(90)	(143)	1,052
Acquisition-related amortization	35	33	3	5	14	6	96
Restructuring and restructuring-related expenses	13	4	4	15	5	(1)	40
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	2	(108)	2	6	(9)	(7)	(114)
Foreign exchange/commodity timing differences in income from operations:							
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	–	(4)	5	–	30	3	34
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(1)	–	(1)	4	5	–	7
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	1	(4)	(1)	(6)	(12)	1	(21)
Operational EBITA	**399**	**321**	**229**	**343**	**(57)**	**(141)**	**1,094**
Operational EBITA margin (%)	**15.7%**	**16.6%**	**11.4%**	**12.9%**	**-3.1%**	**n.a.**	**10.7%**

35 Q2 2015 | Financial Information

Operational EPS

Definition

Operational EPS

Operational EPS is calculated as Operational net income divided by the weighted-average number of shares used in determining basic earnings per share.

Operational net income

Operational net income is calculated as Net income attributable to ABB adjusted for the net-of-tax impact of:

(i) restructuring and restructuring-related expenses,
(ii) gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items,
(iii) foreign exchange/commodity timing differences in income from operations consisting of: (a) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (b) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (c) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities), and
(iv) acquisition-related amortization.

Acquisition-related amortization

Amortization expense on intangibles arising upon acquisitions.

Adjusted Group effective tax rate

The Adjusted Group effective tax rate is computed by dividing the provision for income taxes by income from continuing operations before taxes. The calculation excludes the amount of gains and losses from sale of businesses and the related provision for income taxes.

Constant currency Operational EPS adjustment

In connection with ABB's 2015-2020 targets, Operational EPS growth is measured assuming 2014 as the base year and uses constant exchange rates. We compute the constant currency operational net income for all periods using the relevant monthly exchange rates which were in effect during 2014 and any income difference is divided by the relevant weighted-average number of shares outstanding to identify the constant currency Operational EPS adjustment.

Reconciliation

	Six months ended June 30,			
($ in millions, except per share data in $)	2015		2014	
		EPS[1]		EPS[1]
Net income (attributable to ABB)	1,152	0.51	1,180	0.51
Restructuring and restructuring-related expenses[2]	61	0.03	62	0.03
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items[3]	46	0.02	(42)	(0.02)
FX/commodity timing differences in income from operations[2]	(78)	(0.03)	32	0.01
Acquisition-related amortization[2]	116	0.05	140	0.06
Operational net income	1,297	0.58	1,372	0.60
Constant currency Operational EPS adjustment		0.06		–
Operational EPS (constant currency basis)		0.64		0.60

	Three months ended June 30,			
($ in millions, except per share data in $)	2015		2014	
		EPS[1]		EPS[1]
Net income (attributable to ABB)	588	0.26	636	0.28
Restructuring and restructuring-related expenses[2]	42	0.02	28	0.01
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items[3]	38	0.02	(50)	(0.02)
FX/commodity timing differences in income from operations[2]	(57)	(0.03)	14	0.01
Acquisition-related amortization[2]	57	0.03	68	0.03
Operational net income	668	0.30	696	0.30
Constant currency Operational EPS adjustment		0.03		–
Operational EPS (constant currency basis)		0.33		0.30

[1] EPS amounts are computed individually, therefore the sum of the per share amounts shown may not equal to the total.

[2] Net of tax at the Adjusted Group effective tax rate.

[3] Net of tax at the Adjusted Group effective tax rate, except for gains and losses from sale of businesses which are net of the actual related provision for taxes.

36 Q2 2015 | Financial Information

Net debt / (Net cash)

Definition

Net debt / (Net cash)
Net debt / (Net cash) is defined as Total debt less Cash and marketable securities.

Total debt
Total debt is the sum of Short-term debt and current maturities of long-term debt, and Long-term debt.

Cash and marketable securities
Cash and marketable securities is the sum of Cash and equivalents, and Marketable securities and short-term investments.

Reconciliation

($ in millions)	June 30, 2015	December 31, 2014
Short-term debt and current maturities of long-term debt	1,342	353
Long-term debt	6,646	7,312
Total debt	7,988	7,665
Cash and equivalents	3,954	5,443
Marketable securities and short-term investments	1,233	1,325
Cash and marketable securities	5,187	6,768
Net debt / (Net cash)	2,801	897

Net working capital as a percentage of revenues

Definition

Net working capital as a percentage of revenues
Net working capital as a percentage of revenues is calculated as Net working capital divided by Adjusted revenues for the trailing twelve months.

Net working capital
Net working capital is the sum of (i) receivables, net, (ii) inventories, net, and (iii) prepaid expenses; less (iv) accounts payable, trade, (v) billings in excess of sales, (vi) advances from customers, and (vii) other current liabilities (excluding primarily: (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, and (d) payables under the share buyback program); and including the amounts related to these accounts which have been presented as either assets or liabilities held for sale.

Adjusted revenues for the trailing twelve months
Adjusted revenues for the trailing twelve months includes total revenues recorded by ABB in the twelve months preceding the relevant balance sheet date adjusted to eliminate revenues of divested businesses and the estimated impact of annualizing revenues of certain acquisitions which were completed in the same trailing twelve-month period.

Reconciliation

($ in millions, unless otherwise indicated)	June 30, 2015	June 30, 2014
Net working capital:		
Receivables, net	11,071	12,106
Inventories, net	5,458	6,210
Prepaid expenses	304	306
Accounts payable, trade	(4,564)	(4,950)
Billings in excess of sales	(1,505)	(1,499)
Advances from customers	(1,512)	(1,705)
Other current liabilities[1]	(3,030)	(3,381)
Net working capital in assets and liabilities held for sale	1	27
Net working capital	6,223	7,114
Total revenues for the three months ended:		
June 30, 2015 / 2014	9,165	10,190
March 31, 2015 / 2014	8,555	9,471
December 31, 2014 / 2013	10,346	11,373
September 30, 2014 / 2013	9,823	10,535
Adjustment to annualize/eliminate revenues of certain acquisitions/divestments	(144)	(212)
Adjusted revenues for the trailing twelve months	37,745	41,357
Net working capital as a percentage of revenues (%)	16%	17%

[1] Amounts exclude $1,201 million and $774 million at June 30, 2015 and 2014, respectively, related primarily to (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, and (d) payables under the share buyback program.

37 Q2 2015 | Financial Information

Finance net Definition Finance net is calculated as Interest and dividend income less Interest and other finance expense. Reconciliation ($ in millions) Six months ended June 30, Three months ended June 30, 2015 2014 2015 2014 Interest and dividend income 38 38 19 21 Interest and other finance expense (159) (172) (88) (88) Finance net (121) (134) (69) (67) Book-to-bill ratio Definition Book-to-bill ratio is calculated as Orders received divided by Total revenues. Reconciliation ($ in millions, unless otherwise indicated) Six months ended June 30, Three months ended June 30, 2015 2014 2015 2014 Orders received 19,400 20,925 8,996 10,567 Total revenues 17,720 19,661 9,165 10,190 Book-to-bill ratio 1.09 1.06 0.98 1.04 38 Q2 2015 | Financial Information

ABB Ltd Corporate Communications P.O. Box 8131 8050 Zurich Switzerland Tel: +41 (0)43 317 71 11 Fax: +41 (0)43 317 79 58 www.abb.com

April – June 2015 – Q2

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or received ABB’s registered shares, call options and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Received *	Purchased	Sold	Price

Roger Agnelli	13 May 2015	Shares	2,816			CHF	20.77

Matti Alahuhta	13 May 2015	Shares	2,947			CHF	20.77

Louis R. Hughes	13 May 2015	Shares	3,455			CHF	20.77

Michel de Rosen	13 May 2015	Shares	3,224			CHF	20.77

Jacob Wallenberg	13 May 2015	Shares	3,040			CHF	20.77

Ying Yeh	13 May 2015	Shares	2,765			CHF	20.77

Peter Terwiesch	15 May 2015	WAR’s			250,000	CHF	0.29

Frank Duggan	22 May 2015	Call options			212,500	CHF	0.29

Eric Elzvik	22 May 2015	WAR’s			201,250	CHF	0.29

Claudio Facchin	22 May 2015	WAR’s			100,000	CHF	0.29

Erik Elzvik	27 May 2015	Call options	287,500			CHF	1.03

Ulrich Spiesshofer	4 June 2015	Shares	47,105			CHF	21.77

Diane de Saint Victor	4 June 2015	Shares	38,673			CHF	21.77

Claudio Facchin	4 June 2015	Shares	17,598			CHF	21.77

Bernhard Jucker	4 June 2015	Shares	32,146			CHF	21.77

Tarak Mehta	4 June 2015	Shares	24,702			CHF	21.77

Peter Terwiesch	4 June 2015	Shares	21,414			CHF	21.77

Pekka Tiitinen	4 June 2015	Shares	8,428			CHF	21.77

Frank Duggan	4 June 2015	Shares	35,289			CHF	21.77

Greg Scheu	4 June 2015	Shares	20,764			USD	23.14

Name	Date	Description	Received *	Purchased	Sold	Price

Veli-Matti Reinikkala	4 June 2015	Shares	26,056			CHF	21.77

Key:

* Received instruments were delivered in connection with the ABB Ltd Director’s or Executive Committee Member’s compensation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: July 23, 2015	By:	/s/ Alanna Abrahamson - Haka
	Name:	Alanna Abrahamson - Haka
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance